Filed pursuant to
General Instruction II.L of Form F-10
File No. 333-273187

PROSPECTUS SUPPLEMENT

(to a Short Form Base Shelf Prospectus dated July 26, 2023)

ROGERS COMMUNICATIONS INC.

US$1,100,000,000 7.000% Fixed-to-Fixed Rate Subordinated Notes Due 2055

US$1,000,000,000 7.125% Fixed-to-Fixed Rate Subordinated Notes Due 2055

Rogers Communications Inc. (the “Issuer” or “RCI”) is offering US$1,100,000,000 aggregate principal amount of its 7.000% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “NC5 Notes”) and US$1,000,000,000 aggregate principal amount of its 7.125% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “NC10 Notes” and, together with the NC5 Notes, the “Notes”). The Notes of each series will mature on April 15, 2055 (the “Maturity Date”). Interest on each series of Notes will be payable semi-annually in arrears on April 15 and October 15 of each year (each such date, an “Interest Payment Date”), commencing on October 15, 2025. The outstanding NC5 Notes will bear interest from, and including, February 12, 2025 (the “Issue Date”) to, but excluding, April 15, 2030, at a rate of 7.000% per annum. From, and including, April 15, 2030, to but excluding the Maturity Date the outstanding NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (as defined in “Description of Notes—Interest and Maturity” and subject to reset as described below) plus 2.653%; provided, that the interest rate during any Interest Rate Reset Period (as defined in “Description of Notes—Interest and Maturity”) for the NC5 Notes will not reset below 7.000% (which equals the initial interest rate on the NC5 Notes). The outstanding NC10 Notes will bear interest from, and including, the Issue Date to, but excluding, April 15, 2035, at a rate of 7.125% per annum. From, and including, April 15, 2035, to but excluding the Maturity Date the outstanding NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.620%; provided, that the interest rate during any Interest Rate Reset Period for the NC10 Notes will not reset below 7.125% (which equals the initial interest rate on the NC10 Notes). The 5-Year Treasury Rate for computing interest on the outstanding Notes of each series from and after the applicable Initial Interest Rate Reset Date (as defined herein) will initially be based on such rate as of the first business day prior to the applicable Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the applicable Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first business day prior to each such fifth anniversary.

So long as no Event of Default (as defined in “Description of Notes—Events of Default”) has occurred and is continuing, RCI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes of any series (the “Deferral Right”) on one or more occasions for up to five consecutive years (a “Deferral Period”). Any installment of interest whose payment is deferred pursuant to the Deferral Right will accrue, compounding on each subsequent Interest Payment Date, until paid. There is no limit on the number of Deferral Periods that may occur. Any such election by RCI to defer the payment of interest will not constitute an Event of Default, a default or any other breach under the Notes of such series or the Indenture (as defined herein). A Deferral Period in respect of a series of Notes terminates on any Interest Payment Date where RCI pays all accrued and unpaid interest in respect of such Deferral Period on such date. No Deferral Period may extend beyond the Maturity Date and all accrued and unpaid interest on the Notes of the applicable series as of the Maturity Date, if any, will be due and payable on the Maturity Date.

RCI may, at its option, redeem the Notes of any series, in whole at any time or in part from time to time, (i) on any day in the period commencing on and including the date that is 60 days prior to the applicable Initial Interest Rate Reset Date and ending on and including the applicable Initial Interest Rate Reset Date and (ii) after the applicable Initial Interest Rate Reset Date, on any Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes of the applicable series redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. At any time within 90 days following the occurrence of a Tax Event (as defined in “Description of Notes—Redemption on Tax Event or Rating Event”), RCI may, at its option, redeem all (but not less than all) of the Notes of any series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. At any time within 90 days following the occurrence of a Rating Event (as defined in “Description of Notes— Redemption on Tax Event or Rating Event”), RCI may, at its option, redeem all (but not less than all) of the Notes of any series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

The Notes will be unsecured, subordinated obligations of RCI and will rank equally with its other unsecured, subordinated debt. The payment of principal, premium, if any, and interest on the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below) as described under “Description of Notes—Subordination”. The Notes will also be structurally subordinated to all debt and other liabilities of, and guarantees by, RCI’s subsidiaries.

Investing in the Notes involves substantial risks that should be carefully considered by a prospective purchaser before purchasing the Notes. See the “Risk Factors” section on page 18 of the accompanying prospectus, as well as “Risks Related to the Notes” beginning on page S-6 of this prospectus supplement.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussions under “Material U.S. Federal Income Tax Considerations” and “Material Canadian Federal Income Tax Considerations” in this prospectus supplement, and consult with your tax advisor.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is organized under the laws of a foreign country, that some or all of their officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the

United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Notes offered hereby have not been qualified for distribution by prospectus under the securities laws of any province or territory of Canada and are not being offered in Canada or to any resident of Canada. See “Underwriting”.

	Price to Public(1)		Underwriters’ Commission(2)	Net Proceeds to RCI(3)
Per NC5 Note	100.000	%(1)	1.000%	99.000%
Total	US$1,100,000,000		US$11,000,000	US$1,089,000,000
Per NC10 Note	100.000	%(1)	1.000%	99.000%
Total	US$1,000,000,000		US$10,000,000	US$990,000,000

(1)	The price to the public for each series of Notes set forth above does not include accrued interest, if any, from February 12, 2025, if settlement occurs after that date.
(2)	We have agreed to indemnify the underwriters against certain liabilities. See “Underwriting”.
(3)

After deducting the underwriters’ commission but before deducting expenses of the offering, estimated to be approximately US$7 million, which, together with the underwriters’ commission, will be paid by us.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters may sell the Notes for less than the initial offering price in circumstances discussed under “Underwriting”. In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time without notice. See “Underwriting”.

There is currently no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risks Related to the Notes”.

The underwriters expect to deliver the Notes to purchasers on or about February 12, 2025, through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream”).

Joint Book-Running Managers

J.P. Morgan	RBC Capital Markets	Scotiabank	Wells Fargo Securities

BofA Securities	CIBC Capital Markets	Citigroup	TD Securities

Co-Managers

ATB Capital Markets	BMO Capital Markets	Mizuho	MUFG	National Bank of Canada Financial Markets	SMBC Nikko

February 10, 2025

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes that we are offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus dated July 26, 2023, which gives more general information, some of which may not apply to the Notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” or the “accompanying prospectus” in this prospectus supplement.

If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and on other information included in the registration statement of which this prospectus supplement and the prospectus form a part. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the prospectus, including the information in any document incorporated by reference therein, as supplemented hereby, is accurate only as of the date of the document containing the information.

Except as set forth under “Summary of the Offering” and “Description of the Notes” or unless the context otherwise requires, in this prospectus supplement (excluding the documents incorporated by reference into the prospectus as supplemented by this prospectus supplement) the terms “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, the term “RCI” refers to Rogers Communications Inc. and not any of its subsidiaries, references to Canadian dollars, dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

The annual consolidated financial statements of RCI incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and of Shaw Communications Inc. (“Shaw”) incorporated into our Business Acquisition Report (as defined below) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are stated in Canadian dollars. The unaudited interim condensed consolidated financial statements of RCI incorporated into the prospectus and of Shaw incorporated into our Business Acquisition Report have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

Prospectus Supplement

Prospectus

S-i

DOCUMENTS INCLUDED AND INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of the Notes hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof.

The following documents filed by us with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) by us under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference into, and form an integral part of, the prospectus, as supplemented by this prospectus supplement (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference into the prospectus, as supplemented by this prospectus supplement):

•	our annual information form for the year ended December 31, 2023, dated March 6, 2024;

•

our audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 (“Annual Financial Statements”), together with the report of the auditors thereon, and our management’s discussion and analysis in respect of those statements (“2023 Annual MD&A”);

•	our management information circular dated March 5, 2024 in connection with our annual general meeting of shareholders held on April 24, 2024;

•

our unaudited interim condensed consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 (“Interim Financial Statements”) and our management’s discussion and analysis in respect of those statements (“Q3 2024 Interim MD&A”); and

•	our business acquisition report, dated June 7, 2023 with respect to our acquisition of Shaw Communications Inc. (the “Shaw Transaction”; such report, the “Business Acquisition Report”).

Any documents of the types required to be incorporated by reference in a short form prospectus pursuant to Section 11.1 of Form 44-101F1 — Short Form Prospectus, including any documents of the types referred to above (excluding confidential material change reports), filed with or furnished to the SEC by us after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement (except that any description of our credit ratings in any such document or report shall not be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement). In addition, any other documents filed with or furnished to the SEC in our reports on Form 6-K or annual report on Form 40-F (or any respective successor form) after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and the registration statement of which the prospectus and this prospectus supplement form a part if and to the extent expressly provided in such reports.

Excerpts from our press release dated January 30, 2025, in respect of our unaudited financial and operating results for the fourth quarter and year ended December 31, 2024 (such press release, our “Q4 Earnings Release”), are included in Appendix A to this prospectus supplement (the information included in Appendix A is referred to herein as the “Q4 Information”). Appendix A is included in, and forms an integral part of, this prospectus supplement. The Q4 Information has been prepared by, and is the responsibility of, management. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the Q4 Information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. As a result, the audited results we will report as of and for the year ended December 31, 2024 may differ from the unaudited results for that period set forth in Appendix A. The Q4 Information should be read in conjunction with our Annual Financial Statements, 2023 Annual MD&A, Interim Financial Statements and Q3 2024 Interim MD&A. Information as of and for the fourth quarter and year ended December 31, 2024 is not necessarily indicative of results for any other period.

S-ii

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement except as so modified or superseded.

S-iii

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the prospectus, as supplemented by this prospectus supplement, from documents filed with the OSC and filed with or furnished to the SEC (see “Documents Incorporated by Reference”). Copies of the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement, may be obtained on request without charge from the Secretary of Rogers Communications Inc. at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Canada, Tel: 416-935-7777.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

EXCHANGE RATES

The following tables set forth, with respect to each period indicated, (i) the high and low exchange rates for such period, (ii) the average of the daily exchange rates during such period, and (iii) the exchange rate at the end of such period, in each case based on the rate of exchange published by the Bank of Canada. These rates are set forth as United States dollars per $1.00. On February 4, 2025, the rate of exchange published by the Bank of Canada was US$0.6971 per $1.00.

Year Ended	Average	High	Low	Period End
December 31, 2024	0.7302	0.7510	0.6937	0.6950
December 31, 2023	0.7410	0.7617	0.7207	0.7561
December 31, 2022	0.7692	0.8031	0.7217	0.7383

Nine Months Ended	Average	High	Low	Period End
September 30, 2024	0.7351	0.7510	0.7216	0.7408
September 30, 2023	0.7433	0.7617	0.7243	0.7396

S-iv

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus (including certain documents incorporated by reference therein, as supplemented hereby) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward- looking statements”), and assumptions about, among other things, our business, operations, and financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions. This forward-looking information also includes forecasts and projections relating to, among others, revenue, total service revenue, adjusted EBITDA, capital expenditures, cash income tax payments, free cash flow, dividend payments, the growth of new products and services, expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and deployment of new services, continued cost reductions and efficiency improvements, the proposed $7 billion structured equity investment, including its expected terms and the use of proceeds therefrom, our debt leverage ratio and how we intend to manage that ratio, the completion and financing of our pending acquisition of BCE Inc.’s indirect ownership stake in Maple Leaf Sports & Entertainment Inc. (the “MLSE Transaction”) and all other statements that are not historical facts.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook”, “target” and similar expressions. Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect, and the following factors, among others: general economic and industry conditions, including the effects of inflation, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology and network deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein, as supplemented hereby) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying forward-looking information, is inherently subject to change and uncertainty. Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes,

•	technological changes,

•	economic, geopolitical, and other conditions affecting commercial activity,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information, and communications industries,

•	sports-related work stoppages or cancellations and labor disputes,

•	the integration of acquisitions,

•	litigation and tax matters,

S-v

•	the level of competitive intensity,

•	the emergence of new opportunities,

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others,

•	anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected,

•	new interpretations and new accounting standards from accounting standards bodies;

•	the MLSE Transaction, and any financing for it, may not be completed on the anticipated terms or at all;

•	we may not reach definitive agreements for, or may not complete, our previously announced $7 billion structured equity investment on the anticipated terms or at all;

•

if completed, we may use proceeds from the structured equity investment for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and

•	the other risks outlined in “Risks and Uncertainties Affecting Our Business” in our 2023 Annual MD&A and “Updates to Risks and Uncertainties” in our Q3 2024 Interim MD&A.

These risks, uncertainties and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this prospectus supplement is qualified by the cautionary statements herein. Before making any investment decision in respect of the Notes and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in the prospectus, as supplemented by this prospectus supplement, including the risks referenced in the “Risk Factors” section of the accompanying prospectus and the risks described under “Risks Related to the Notes” in this prospectus supplement.

S-vi

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the Notes is subject to, and should be read in conjunction with, the more detailed information appearing elsewhere in, and incorporated by reference into, the prospectus, as supplemented by this prospectus supplement. For purposes of this “Summary of the Offering”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the indenture governing the Notes) and not any of its subsidiaries.

Issuer:	Rogers Communications Inc.

Debt Securities Offered:	US$1,100,000,000 aggregate principal amount of 7.000% Fixed-to-Fixed Rate Subordinated Notes due April 15, 2055 (the “NC5 Notes”).

US$1,000,000,000 aggregate principal amount of 7.125% Fixed-to-Fixed Rate Subordinated Notes due April 15, 2055 (the “NC10 Notes” and, together with the NC5 Notes, the “Notes”).

Issue Date:	February 12, 2025.

Maturity Date:	The Notes of each series will mature on April 15, 2055.

Use of Proceeds:	We estimate that our net proceeds from the sale of the Notes, after deducting the underwriting commission, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$2,072 million. We intend to use the net proceeds from this offering, together with the net proceeds of the Concurrent Debt Financing, to repay certain of our outstanding indebtedness and/or fund a portion of the purchase price for the MLSE Transaction. Pending any such uses, we may invest the net proceeds in bank deposits and money market securities. See “Use of Proceeds”.

Interest Rate:	The NC5 Notes will bear interest from, and including, the Issue Date to, but excluding, April 15, 2030, at a rate of 7.000% per annum. From, and including, April 15, 2030, to but excluding the Maturity Date the outstanding NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (as defined below and subject to reset as described below) plus 2.653%; provided, that the interest rate during any Interest Rate Reset Period (as defined below) for the NC5 Notes will not reset below 7.000% (which equals the initial interest rate on the NC5 Notes).

The NC10 Notes will bear interest from, and including, the Issue Date to, but excluding, April 15, 2035, at a rate of 7.125% per annum. From, and including, April 15, 2035, to but excluding the Maturity Date the outstanding NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset as described below) plus 2.620%; provided, that the interest rate during any Interest Rate Reset Period for the NC10 Notes will not reset below 7.125% (which equals the initial interest rate on the NC10 Notes).

The 5-Year Treasury Rate for computing interest on the outstanding Notes of each series from and after the applicable Initial Interest Rate Reset Date will initially be based on such rate as of the first Business Day prior to the applicable Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the applicable Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first Business Day prior to each such fifth anniversary.

“Initial Interest Rate Reset Date” means April 15, 2030, with respect to the NC5 Notes, and April 15, 2035, with respect to the NC10 Notes.

“Interest Rate Calculation Date” means the Business Day prior to each applicable Interest Rate Reset Date.

“Interest Rate Reset Period” means, with respect to a series of Notes, the period from and including the applicable Initial Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date and thereafter each period from and including each Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date (or, in the case of the final Interest Rate Reset Period commencing on the applicable Final Interest Rate Reset Date, the period from and including such applicable Final Interest Rate Reset Date to, but not including, the Maturity Date).

“Interest Rate Reset Date” means each of the applicable Initial Interest Rate Reset Date and each date thereafter that such rate is so reset.

“5-Year Treasury Rate” means, as of any Interest Rate Calculation Date, the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five Business Days appearing under the caption “Treasury Constant Maturities” in the most recent H.15 (as defined below).

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.

Interest Payment Dates:	Interest on each series of Notes is payable semi-annually in arrears on April 15 and October 15 of each year (each, an “Interest Payment Date”), commencing on October 15, 2025, subject to deferral as described under “Description of Notes — Deferral Right”.

Ranking and Subordination:	The Notes will be unsecured, subordinated obligations of RCI. The payment of principal, premium, if any, and interest on the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in “Description of Notes — Subordination”) as described under “Description of Notes — Subordination”. The Notes will also be structurally subordinated to all debt and other liabilities of, and guarantees by, RCI’s subsidiaries. As of the date of this prospectus supplement, all short-term borrowings and long-term debt of RCI set forth in the “Consolidated Capitalization” section of this prospectus supplement constitute Senior Indebtedness, other than RCI’s (i) $2 billion aggregate principal amount of 5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081 and (ii) US$750 million aggregate principal amount of 5.25% Fixed-to-Fixed Rate Subordinated Notes due 2082.

Deferral Right:	So long as no Event of Default (as defined in “Description of Notes — Events of Default”) has occurred and is continuing, RCI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes of any series (the “Deferral Right”) on one or more occasions for up to five consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Any such election by RCI to defer the payment of interest will not constitute an Event of Default, a default or any other breach under the Notes of any series or the Indenture. Any installment of interest whose payment is deferred in respect of a series of Notes pursuant to the Deferral Right will accrue, compounding on each subsequent Interest Payment Date in respect of a series of Notes. A Deferral Period terminates on any Interest Payment Date where RCI pays all accrued and unpaid interest in respect of such Deferral Period on such date. No Deferral Period may extend beyond the Maturity Date and all accrued and unpaid interest on the Notes of the applicable series as of the Maturity Date, if any, will be due and payable on the Maturity Date.

Dividend Stopper Undertaking:

Unless RCI has paid all accrued and payable interest on the Notes (including interest, if any, whose payment was deferred pursuant to the Deferral Right), RCI will not (i) declare any dividends on its Preferred Shares (as defined in “Description of Notes — Certain Definitions”), Class A Voting Shares or Class B Non-Voting Shares (collectively, the “Dividend Restricted Shares”) (other than stock dividends on Dividend Restricted Shares) or pay any interest on any class or series of RCI’s debt securities or other indebtedness of RCI for borrowed money currently outstanding or hereafter created which ranks on parity with the Notes as to distributions upon liquidation, dissolution or winding-up (the “Parity Notes”), (ii) redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase (as defined in “Description of Notes — Dividend Stopper Undertaking”)), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in

respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

Optional Redemption:	RCI may, at its option, redeem the Notes of any series, in whole at any time or in part from time to time, (i) on any day in the period commencing on and including the date that is 60 days prior to the applicable Initial Interest Rate Reset Date and ending on and including the applicable Initial Interest Rate Reset Date and (ii) after the applicable Initial Interest Rate Reset Date, on any Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes of the applicable series redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:	At any time within 90 days following the occurrence of a Tax Event, RCI may, at its option, redeem all (but not less than all) of the Notes of any series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. At any time within 90 days following the occurrence of a Rating Event, RCI may, at its option, redeem all (but not less than all) of the Notes of any series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. See “Description of Notes — Redemption on Tax Event or Rating Event”.

Additional Amounts:	Any payments made by RCI with respect to either series of Notes will be made without withholding or deduction for Canadian taxes unless required by law. Subject to certain exclusions, if RCI is required by law to withhold or deduct for Canadian taxes with respect to a payment to the registered holders of the Notes of such series (the “Holders”), RCI will pay the additional amount necessary (“Additional Amounts”) so that the net amount received by the Holders of the Notes of such series after the withholding or deduction is not less than the amount that they could have received in the absence of the withholding or deduction. If RCI is, or may be, obligated to pay Additional Amounts in circumstances that constitute a Tax Event, RCI may elect to redeem the outstanding Notes of such series. See the section entitled “Description of Notes — Additional Amounts” and “Description of Notes — Redemption on Tax Event or Rating Event”.

Form and Denomination:	The Notes of each series will be issued only in fully registered book-entry form without coupons only in minimum denominations of US$2,000 and integral multiples of US$1,000 above that amount. The Notes will be issued in the form of global notes. Global notes will be registered in the name of a nominee of DTC, New York, New York, as described under “Book-Entry Settlement and Clearance”.

Risk Factors:	Investment in the Notes involves certain risks. Before deciding to invest in the Notes, you should consider carefully the risk factors referenced in the “Risk Factors” section of the accompanying prospectus and those described in the “Risks Related to the Notes” section of this prospectus supplement, as well as the other information in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Governing Law:	State of New York.

RISKS RELATED TO THE NOTES

An investment in the Notes involves risk. In addition to the risks set forth below and the other information contained in this prospectus supplement and the accompanying prospectus, you should consider carefully the risks and uncertainties described in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Discussions of certain risks and uncertainties affecting our business are provided in our annual information form, our 2023 Annual MD&A and our Q3 2024 Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement. Any of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The Notes will be subordinated in right of payment to RCI’s other debt and liabilities that are Senior Indebtedness and will be effectively subordinated to RCI’s secured debt.

RCI’s payment obligations under the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness to the extent described under “Description of Notes — Subordination”. In addition, the Notes will also be effectively subordinated in right of payment to all secured debt and liabilities of RCI to the extent of the value of the assets securing such liabilities. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of RCI that serve as collateral under any such secured liabilities would be made available to satisfy the obligations under the secured liabilities before any payments are made on the Notes. There will be no covenants in the Indenture that limit RCI’s subsidiaries ability to incur debt (including Senior Indebtedness) or other liabilities (including liabilities that rank in priority to the Notes) or securing those liabilities.

The Notes will be structurally subordinated to the debt and other liabilities of RCI’s subsidiaries.

The Notes will be obligations exclusively of RCI. RCI’s subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by RCI on the Notes. Accordingly, the Notes will be structurally subordinated to all existing and future liabilities (including trade payables and debt) of RCI’s subsidiaries. As a holding company, RCI’s ability to meet its financial obligations, including servicing its debt under the Notes, depends upon its receipt of funds from its subsidiaries. RCI’s subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to make funds available to RCI to pay its obligations under the Notes or to pay those obligations. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding in respect of any of RCI’s subsidiaries, Holders will have no right to proceed against the assets of such subsidiaries. Creditors of such subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to RCI to pay its debts and other obligations. There will be no covenants in the Indenture that limit RCI’s subsidiaries ability to incur debt or other liabilities.

The Indenture will not restrict the ability of RCI or its subsidiaries to issue or become liable for additional indebtedness.

The Indenture will not contain any provision limiting the ability of RCI or any of its subsidiaries to incur indebtedness generally. Any such indebtedness could rank in priority to the Notes. RCI currently has substantial indebtedness, including substantial Senior Indebtedness that will rank in priority to the Notes, and may incur substantial additional indebtedness (including Senior Indebtedness) in the future.

The Indenture will have virtually no covenant protection for Holders and the Indenture will provide no protection for Holders in the event of certain transactions undertaken by RCI.

The Indenture will contain covenants providing for the timely payment of principal and interest on the Notes (subject to the deferral of interest as described under “Description of Notes — Deferral Right”) but will have virtually no other covenants for the benefit of the Holders. The Indenture will not contain provisions that would require RCI to repurchase or redeem the Notes or otherwise afford Holders protection should RCI be involved in a change of control or other corporate transactions, like recapitalizations, reorganizations and highly leveraged transactions, which could adversely affect the Holders. Moreover, except in the circumstances described under “Description of Notes — Dividend Stopper Undertaking”, the Indenture will not restrict RCI’s ability to repurchase its shares. In addition, RCI will not be restricted by the terms of the Indenture from, among other things, creating or assuming liens to secure indebtedness of RCI or any subsidiary or entering into any number of transactions, any of which could adversely affect the Holders.

RCI may redeem the Notes prior to their stated maturity.

RCI may, at its option, redeem the NC5 Notes (i) on any day in the period commencing on and including the date that is 60 days prior to the applicable Initial Interest Rate Reset Date and ending on and including the applicable Initial Interest Rate Reset Date and (ii) after the applicable Initial Interest Rate Reset Date, on any Interest Payment Date, or at any time within 90 days following the occurrence of a Tax Event or of a Rating Event, in each case without payment of any premium (except in the case of a redemption on a Rating Event prior to April 15, 2030). RCI may, at its option, redeem the NC10 Notes (i) on any day in the period commencing on and including the date that is 60 days prior to the applicable Initial Interest Rate Reset Date and ending on and including the applicable Initial Interest Rate Reset Date and (ii) after the applicable Initial Interest Rate Reset Date, on any Interest Payment Date, or at any time within 90 days following the occurrence of a Tax Event or of a Rating Event, in each case without payment of any premium (except in the case of a redemption on a Rating Event prior to April 15, 2035). These redemption rights may, depending on prevailing market conditions at the time, create reinvestment risk for the Holders in that they may be unable to find a suitable replacement investment with a comparable expected rate of return to the Notes for a comparable level of risk. RCI’s redemption right also may adversely impact a purchaser’s ability to sell Notes and limit the price at which Notes may be sold. See “Description of Notes — Optional Redemption” and “Description of Notes — Redemption on Tax Event or Rating Event”.

RCI has the option to defer interest payments on the Notes.

So long as no Event of Default has occurred and is continuing, RCI may elect, at its sole option, to defer the interest payable on the Notes of any series on one or more occasions for up to five consecutive years. There is no limit on the number of Deferral Periods that may occur. Any such election by RCI to defer the payment of interest will not constitute an Event of Default or any other breach under the Notes of the applicable series and the Indenture. See “Description of Notes — Deferral Right”.

If interest payments on the Notes are deferred, Holders may be required to recognize income for U.S. federal income tax purposes in advance of receiving cash.

If RCI were to defer interest payments on any series of Notes, such Notes would be treated as issued with original issue discount (“OID”) at the time of such deferral, and all stated interest due after such deferral would be treated as OID. In such case, a U.S. Holder (as defined below under “Material U.S. Federal Income Tax Consequences”) of such Notes would be required to include such stated interest in income as it accrues, regardless of the U.S. Holder’s regular method of accounting, using a constant yield method, before such U.S. Holder received any payment attributable to such income, and would not separately report the actual payments of interest on such Notes as taxable income.

The interest rate for the Notes will reset on each applicable Interest Rate Reset Date, and any interest payable after an Interest Rate Reset Date may be less than an earlier interest rate; provided, that the interest rate will not reset below the initial interest rate for the applicable series of Notes.

The interest rate on a series of the Notes will initially reset on the applicable Initial Interest Reset Date for such series and will reset on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset. After each reset, the new interest rate is unlikely to be the same as, and may be lower than, the interest rate for a prior period (other than the initial period). Accordingly, investments in the Notes entail significant risks not associated with investments in notes that bear interest at fixed rates. On each Interest Rate Reset Date for a series, the interest rate on the Notes of such series will be reset to be a rate per annum equal the 5-Year Treasury Rate on the applicable Interest Rate Calculation Date plus a prescribed amount; provided, that the interest rate will not reset below the initial interest rate for the applicable series of Notes. See “Description of Notes — Interest and Maturity”. We have no control over the factors that may affect U.S. Treasury rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events.

Historical U.S. Treasury rates are not an indication of future U.S. Treasury rates.

In the past, U.S. Treasury rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of U.S. Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury rates is not an indication that U.S. Treasury rates are more or less likely to increase or decrease at any time after the Initial Interest Rate Reset Date for a series of Notes, and you should not take the historical U.S. Treasury rates as an indication of future 5-Year Treasury Rates.

Interest rate risks.

Prevailing interest rates will affect the market price or value of the Notes. Generally, the market price or value of the Notes will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.

Holders will have limited rights of acceleration.

Subject to the conditions in the Indenture, the Trustee and Holders may accelerate payment of the principal of the Notes only upon the occurrence certain Events of Default, which will occur only if RCI defaults on the payment of (i) the principal of, or the redemption price for, the Notes when it becomes due and payable at its maturity or (ii) interest when due and payable on the Notes and such default continues for 30 days (subject to RCI’s right, at its sole option, to defer interest payments, as described under “Description of Notes — Deferral Right”). In addition, upon the occurrence of certain events of bankruptcy, insolvency or reorganization affecting RCI or any of its restricted subsidiaries, payment of the principal of the Notes will accelerate automatically. The Trustee and Holders will not have the right to accelerate payment of the principal of the Notes upon the breach of other covenants in the Indenture, although a legal action could be brought to enforce any such covenant. See “Description of Notes — Events of Default”.

We or any of our affiliates may assume the duties of the Calculation Agent and may have economic interests adverse to the interests of the Holders.

The Calculation Agent (as defined in “Description of Notes — Interest and Maturity”) will make certain determinations regarding the interest rate for each Interest Rate Reset Period (as defined herein). We or any of our affiliates may assume the duties of the Calculation Agent for the Notes. Any exercise of discretion by us or our affiliates acting as Calculation Agent could present a conflict of interest. In making the required determinations, decisions and elections, we or our affiliates may have economic interests that are adverse to the interests of Holders, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Notes. Any determination made by us or our affiliates, acting as the Calculation Agent, will be final and binding absent manifest error.

There can be no assurance that a trading market for the Notes will develop or as to the liquidity of any trading market that might develop for the Notes.

There is currently no established trading market for the Notes and we do not intend to have the Notes listed on any securities exchange. We have been informed by the underwriters that they presently intend to make a market in the Notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any market making may be discontinued at any time without notice at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the Notes and the market price quoted for the Notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the Notes or as to the liquidity of any trading market that may develop for the Notes. The absence of an active market for the Notes could adversely affect their market price and liquidity.

Changes in our creditworthiness or credit ratings may adversely affect the market value of the Notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.

There is no assurance as to our creditworthiness or that the credit ratings assigned to the Notes will remain in effect for any given period of time or that any such rating will not be lowered or withdrawn entirely by the relevant rating agency. An actual, anticipated or perceived change in our creditworthiness or in credit ratings assigned to the Notes may materially affect the market price or liquidity of the Notes. In addition, an actual, anticipated or perceived change in our creditworthiness or credit ratings may also affect the cost at which we can access the capital markets or obtain other funding.

The indenture governing RCI’s 8.75% Senior Debentures due 2032 (the “2032 Debentures”) contains restrictive covenants to which we are not subject for so long as more than one rating agency assigns the 2032 Debentures an investment grade rating and we are not in default of our obligations under such indenture. If we fail to meet these conditions, these restrictive covenants will be reinstated. If reinstated, these restrictive covenants might limit our operating flexibility and our ability to execute our business strategy unless we redeem the 2032 Debentures.

Certain bankruptcy, insolvency and other restructuring laws may impair the Trustee’s ability to receive payment and enforce remedies or other rights under the Notes.

The rights of the Trustee or Holders of the Notes, including, without limitation, the right to enforce remedies under the Indenture, may be significantly impaired, delayed, stayed, compromised or otherwise restricted by the provisions of applicable Canadian insolvency, bankruptcy, winding-up, reorganization and other restructuring or corporate arrangement legislation if the benefit of such laws are sought with respect to RCI and RCI becomes subject to them. For example, the Bankruptcy and Insolvency Act (Canada) (the “BIA”), the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), the Winding-up and Restructuring Act (Canada) and corporate arrangement legislation each contain provisions enabling a debtor to obtain a stay of proceedings in favor of itself and its property against its creditors and others and to prepare and file a plan of compromise and arrangement, plan of arrangement, or proposal to be considered and voted on by various affected classes of its creditors. Such a plan of compromise and arrangement, plan of arrangement, or proposal, if accepted by the requisite majorities of each affected class of creditors and approved by the relevant Canadian court, would be binding on all creditors within each affected class, such as Holders of the Notes, including those creditors in an affected class who did not vote to accept the plan of compromise and arrangement, plan of arrangement or proposal. Moreover, these statutes permit, in certain circumstances, an insolvent debtor to retain possession, control and administration of its property, subject to court oversight, even though that debtor may be in default under the applicable debt instrument and the ability of its creditors to enforce their rights upon such default are impaired, delayed, stayed, compromised or otherwise restricted.

The approval threshold requirements provided in the Indenture for the modification of certain rights of the Holders of Notes may be disregarded in a restructuring of our debt under applicable law or the order or decree of a court having jurisdiction. In an insolvency or bankruptcy or similar proceeding, the applicable insolvency statute will establish the approval threshold. Insolvency statutes generally require the consent of at least two-thirds of the value and majority in number of each of the classes of claims to be affected by, and voting on, the debt restructuring. For purposes of any such vote, claims with respect to the Notes would typically not vote as their own class but would instead vote as a single class with the holders of all other unsecured claims affected by the restructuring that have a commonality of interest with the Notes claims. These approval threshold requirements may also be disregarded in a restructuring by way of a court approved arrangement under a Canadian corporate statute. Some of these corporate debt restructurings have been court approved with only the required consent of debt holders representing at least two-thirds of the principal amount of the affected debt (voting by class or, in some cases, voting together with other classes of debt) voted in respect of the debt restructuring, notwithstanding a higher approval threshold requirement in the documentation evidencing the affected debt. Stays of proceedings have also been granted in connection with these corporate debt restructurings.

The powers of the court under Canadian insolvency, bankruptcy, winding-up, reorganization and other restructuring and corporate arrangement legislation (and in particular, the CCAA) have generally been interpreted and exercised broadly and remedially so as to preserve the enterprise value of a restructuring entity and protect such entity and its assets from actions taken by creditors and other parties. Accordingly, if RCI were to become subject to proceedings commenced pursuant to Canadian insolvency, bankruptcy, winding-up, reorganization and other restructuring or corporate arrangement legislation, payments with respect to the Notes may be delayed, stayed, compromised, discontinued or otherwise restricted and the Trustee and/or Holders of the Notes may be unable to exercise or be otherwise impaired or restricted from exercising their rights under the Indenture and the Trustee and Holders of the Notes may not be compensated for any delays in payments provided for under the Notes or the Indenture, if any, including the payment of principal, interest and costs, including their respective fees and disbursements. In an insolvency or bankruptcy or similar proceeding creditors, including Holders of the Notes, may not be entitled to be paid interest, contractual or otherwise, accruing after the date such proceedings are commenced.

The unaudited pro forma financial information included or incorporated by reference into this prospectus supplement is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Shaw Transaction.

This prospectus supplement includes and incorporates by reference certain pro forma financial information. This pro forma financial information has been prepared using the consolidated historical financial statements of RCI and Shaw, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the Shaw Transaction. In addition, the pro forma financial information included and incorporated by reference in this prospectus supplement is based in part on certain assumptions regarding the combined company after the Shaw Transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the Shaw Transaction. Accordingly, the pro forma financial information does not necessarily represent what would have been the combined company’s results of operations and financial condition had Shaw and RCI operated as a combined entity during the periods presented, or the combined company’s results of operations and financial condition following completion of the Shaw Transaction. In addition, the combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

ROGERS COMMUNICATIONS INC.

We are a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of high-speed Internet, cable television and phone services. Through Rogers Media, we are engaged in sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping and digital media.

Recent Developments

Q4 Earnings Release

On January 30, 2025, we announced our unaudited financial and operating results for the fourth quarter and year ended December 31, 2024. Excerpts from our Q4 Earnings Release are included in the Q4 Information in Appendix A to this prospectus supplement.

Concurrent Debt Financing

In connection with this offering of Notes, on February 10, 2025, we priced an offering of $1,000,000,000 aggregate principal amount of 5.625% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “Canadian Notes”) in Canada (such offering, the “Concurrent Debt Financing”). The Canadian Notes will be unsecured, subordinated obligations of RCI. The Concurrent Debt Financing is anticipated to close on February 12, 2025, subject to satisfaction of customary closing conditions. We intend to use the net proceeds of the Concurrent Debt Financing, together with the net proceeds from this offering, to repay certain of our outstanding indebtedness and/or fund a portion of the purchase price for the MLSE Transaction. The closing of this offering is not contingent on our receipt of any proceeds from the Concurrent Debt Financing.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the Notes, after deducting the underwriting commission, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$2,072 million. We intend to use the net proceeds from this offering, together with the net proceeds of the Concurrent Debt Financing, to repay certain of our outstanding indebtedness and/or fund a portion of the purchase price for the MLSE Transaction. See “Consolidated Capitalization”. Pending any such uses, we may invest the net proceeds in bank deposits and money market securities.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at December 31, 2024, on an actual basis and as adjusted to give effect to our issuance of the Notes offered hereby, the consummation of the Concurrent Debt Financing, and the application of the net proceeds thereof to repay certain of our outstanding indebtedness and/or fund a portion of the purchase price for the MLSE Transaction. For illustrative purposes, the “As Adjusted” column assumes that a portion of the net proceeds of the offering is used to repay in full the 2.95% Senior Notes due 2025 and the 3.10% Senior Notes due 2025 at maturity with any remaining net proceeds reflected as cash and cash equivalents. The following table should be read together with our Annual Financial Statements, 2023 Annual MD&A, Interim Financial Statements and the Q3 2024 Interim MD&A, each of which is incorporated by reference into this prospectus supplement, and the Q4 Information included in Appendix A to this prospectus supplement. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on December 31, 2024 of US$1.00 = $1.4389.

	December 31, 2024
	Actual	As Adjusted(1)
	(In millions of Canadian dollars, unaudited)
Cash and cash equivalents (bank advances)	$898	$2,179

Short-term borrowings:
Accounts receivable securitization program(2)	$2,000	$2,000
US commercial paper program(3)	452	452
Non-Revolving Credit Facilities	507	507

Total short-term borrowings	$2,959	$2,959

Long-term debt (including current portion):
Revolving credit facilities(4)	$—	$—
Outstanding public debt:(5)
Term loan facility(6)	1,001	1,001
Canada Infrastructure Bank credit facility	64	64
2.95% Senior Notes Due 2025	1,439	—
3.10% Senior Notes Due 2025	1,250	—
3.625% Senior Notes Due 2025	1,007	1,007
5.65% Senior Notes Due 2026	500	500
2.90% Senior Notes Due 2026	719	719
3.65% Senior Notes Due 2027	1,500	1,500
3.80% Senior Notes Due 2027	300	300
3.20% Senior Notes Due 2027	1,870	1,870
5.70% Senior Notes Due 2028	1,000	1,000
4.40% Senior Notes Due 2028	500	500
3.30% Senior Notes Due 2029	500	500
3.75% Senior Notes Due 2029	1,000	1,000
3.25% Senior Notes Due 2029	1,000	1,000
5.00% Senior Notes Due 2029	1,799	1,799
5.80% Senior Notes Due 2030	500	500
2.90% Senior Notes Due 2030	500	500
3.80% Senior Notes Due 2032	2,878	2,878
4.25% Senior Notes Due 2032	1,000	1,000
8.75% Senior Debentures Due 2032	288	288
5.90% Senior Notes Due 2033	1,000	1,000
5.30% Senior Notes Due 2034	1,799	1,799

	December 31, 2024
	Actual	As Adjusted(1)
	(In millions of Canadian dollars, unaudited)
7.50% Senior Notes Due 2038	504	504
6.68% Senior Notes Due 2039	500	500
6.75% Senior Notes Due 2039	1,450	1,450
6.11% Senior Notes Due 2040	800	800
6.56% Senior Notes Due 2041	400	400
4.50% Senior Notes Due 2042	1,079	1,079
4.50% Senior Notes Due 2043	719	719
5.45% Senior Notes Due 2043	935	935
5.00% Senior Notes Due 2044	1,511	1,511
4.30% Senior Notes Due 2048	1,079	1,079
4.25% Senior Notes Due 2049	300	300
4.35% Senior Notes Due 2049	1,799	1,799
3.70% Senior Notes Due 2049	1,439	1,439
4.55% Senior Notes Due 2052	2,878	2,878
5.25% Senior Notes Due 2052	1,000	1,000
5.00% Fixed-to-Fixed Rate Subordinated Notes Due 2081	2,000	2,000
5.25% Fixed-to-Fixed Rate Subordinated Notes Due 2082	1,079	1,079
Concurrent Debt Financing(7)	—	1,000
NC5 Notes offered hereby	—	1,583
NC10 Notes offered hereby	—	1,439
Deferred transaction costs and discounts(8)	(951)	(1,003)
Deferred government grant liability	(39)	(39)

Total long-term debt (including current portion)(9)	$41,896	$43,177
Shareholders’ equity	$10,403	$10,403

Total capitalization	$52,299	$53,580

(1)	Except as described above, the As Adjusted data in the capitalization table does not reflect any transactions or events occurring or anticipated to occur after December 31, 2024.
(2)

Our accounts receivable securitization program (the “Securitization Program”) enables RCI to sell certain trade receivables into the program. For further details in respect of the Securitization Program, see Note 21 to our Annual Financial Statements and the Q4 Information.

(3)

RCI’s US commercial paper program (our “US CP program”) allows RCI to issue US commercial paper up to a maximum aggregate principal amount of US$1.5 billion with scheduled maturity dates ranging from 1 to 397 days from issuance. Our US CP program does not provide for any committed financing and our ability to refinance US commercial paper at maturity with additional US commercial paper is subject to ongoing market and other conditions. RCI’s obligations under our US CP program are unsecured and guaranteed by Rogers Communications Canada Inc. (“RCCI”) and rank equally in right of payment with all of our senior notes and debentures. For further details in respect of our US CP program, see Note 21 in our Annual Financial Statements and the Q4 Information.

(4)

We have a $4.0 billion revolving credit facility. In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2026. Our debt under this revolving credit facility is unsecured and guaranteed by RCCI and ranks equally in right of payment with all of our senior notes and debentures. For further details in respect of our revolving credit facility, see Note 23 to our Annual Financial Statements and the Q4 Information.

(5)

As of the date hereof, all of our outstanding public debt is unsecured. RCI’s obligations under this public debt (except for our 5.00% Fixed-to-Fixed Rate Subordinated Notes Due 2081 and 5.25% Fixed-to-Fixed Rate Subordinated Notes Due 2082) are guaranteed by RCCI. For further details in respect of our public debt, see Note 23 to our Annual Financial Statements and the Q4 Information.

(6)

In April 2023, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, the “Shaw Shares”) of Shaw and we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During 2023, we repaid $1.6 billion of the tranche maturing in 2027. In February 2024, we used the proceeds from our senior note issuances to repay an additional $3.4 billion of the facility such that approximately $1 billion remains outstanding under the April 2026 tranche. For further details, Note 23 to our Annual Financial Statements and the Q4 Information.

(7)	In addition to the Notes offered hereby, RCI expects to incur additional debt through the Concurrent Debt Financing. See “Summary — Recent Developments.”
(8)

We derived the as adjusted deferred transaction costs and discounts by increasing actual deferred transaction costs and discounts by $52 million, which is our estimate of the underwriters’ commission in connection with this offering, the agents’ fees in connection with the Concurrent Debt Financing, and any discounts and other expenses we expect to incur in connection with both offerings.

(9)

Effective January 1, 2019, we adopted IFRS 16, Leases (“IFRS 16”) with the cumulative effect of initial application recognized as an adjustment to retained earnings. The most significant effect of IFRS 16 was the recognition of the initial present value of unavoidable lease payments as right of use assets and lease liabilities on the statement of financial position for all leases, including those that were previously accounted for as operating leases. Our total lease liabilities (including current portion) as at December 31, 2024 were approximately $2,778 million. For further details in respect of these lease liabilities, see Note 8 to our Annual Financial Statements and the Q4 Information.

EARNINGS COVERAGE

As Adjusted Historical Earnings Coverage Ratio

The following as adjusted earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2023 and September 30, 2024 based on our financial statements for the respective periods, which have been prepared in accordance with IFRS. The borrowing cost requirements used for this as adjusted earnings coverage ratio are adjusted to give effect to:

(i)	our receipt under our receivables securitization program of additional funding (net of repayments) of $800 million during the nine months ended September 30, 2024;

(ii)	our repayment of approximately $400 million of borrowings under our receivables securitization program during the three months ended December 31, 2024;

(iii)	our net repayments of commercial paper under our US commercial paper program with an aggregate principal amount of approximately $150 million during the nine months ended September 30, 2024;

(iv)

our issuance (net of repayments) of commercial paper under our US commercial paper program with an aggregate principal amount of approximately $452 million during the three months ended December 31, 2024;

(v)	our receipt under our non-revolving credit facilities of additional funding (net of repayments) of approximately $500 million of borrowings during the nine months ended September 30, 2024;

(vi)	our borrowing of $64 million under the Canada Infrastructure Bank credit agreement during the three months ended December 31, 2024;

(vii)	our net repayment of approximately $3,400 million of borrowings under our term loan facility during the nine months ended September 30, 2024;

(viii)	our issuance on February 9, 2024 of:

a.	US$1,250 million aggregate principal amount of 5.00% Senior Notes due 2029; and

b.	US$1,250 million aggregate principal amount of 5.30% Senior Notes due 2034;

(ix)	our repayment at maturity, on January 31, 2024, of our then outstanding $500 million aggregate principal amount of 4.35% Senior Notes due 2024;

(x)	our repayment at maturity, on March 13, 2024, of our then outstanding $600 million aggregate principal amount of 4.00% Senior Notes due 2024; and

(xi)

our issuance of the Notes under this prospectus supplement, our assumed issuance of the Canadian notes in the Concurrent Canadian Offering and the assumed application of a portion of the aggregate estimated net proceeds therefrom to repay in full US$1,000 million aggregate principal amount of 2.95% Senior Notes due 2025 and $1,250 million aggregate principal amount of 3.10% Senior Notes due 2025 at maturity;

as if (a) each such transaction had occurred on January 1, 2023, for the purpose of calculating the as adjusted information for the 12 months ended December 31, 2023, and (b) the transactions in clauses (ii), (iv), (vi), and (xi) had occurred on October 1, 2023, for the purpose of calculating the as adjusted information for the 12 months ended September 30, 2024. For the purpose of calculating the as adjusted information below, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on December 31, 2023 of US$1.00 = $1.3226 and September 30, 2024 of US$1.00 = $1.3499, respectively.

The as adjusted information in the following table does not give effect to adjustments for any (u) issuance or repayment of US commercial paper under our US commercial paper program subsequent to December 31, 2024;

(v) additional funding or repayments under our receivables securitization program subsequent to December 31, 2024; (w) advances or repayments of short-term borrowings subsequent to September 30, 2024; (x) issuance of long-term debt subsequent to September 30, 2024; (y) repayments under our term loan facility subsequent to September 30, 2024; and (z) advances or repayments of debt under our non-revolving credit facilities subsequent to September 30, 2024, as these would not, in the aggregate, materially affect the as adjusted earnings coverage ratio.

	12 months ended December 31, 2023	12 months ended September 30, 2024
Earnings before borrowing costs and income taxes	$4,079	$4,404
As adjusted borrowing cost requirements(1)	$2,469	$2,556
As adjusted earnings coverage ratio(2)	1.65x	1.72x

(1)

As adjusted borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned, as adjusted to reflect the adjustments noted in the second paragraph of this “— As Adjusted Historical Earnings Coverage Ratio” subsection of “Earnings Coverage”.

(2)	As adjusted earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes, and (ii) our as adjusted borrowing cost requirements for the applicable period.

The above table should be read together with the Annual Financial Statements and the Interim Financial Statements, each of which is incorporated by reference in the prospectus, as supplemented by this prospectus supplement, as well as the Q4 Information in Appendix A to this prospectus supplement. The Q4 Information includes certain financial information that is more current than is provided in the table above.

DESCRIPTION OF THE NOTES

Certain terms used in this “Description of Notes” are defined under the subheading “ —Certain Definitions”. In this description, references to “we,” “us,” “our” and “RCI” refer only to Rogers Communications Inc. (or its successors, if any, under the Indenture (as defined below)) and not to any of its subsidiaries or Affiliates. Unless otherwise specified, references to “US$” are to U.S. dollars and references to “$” are to Canadian dollars.

RCI will issue US$1,100,000,000 aggregate principal amount of 7.000% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “NC5 Notes”) and US$1,000,000,000 aggregate principal amount of 7.125% Fixed-to-Fixed Rate Subordinated Notes due 2055 (the “NC10 Notes” and, together with the NC5 Notes, the “Notes”) under an indenture (the “Base Indenture”), to be dated as of the Issue Date (as defined herein), between RCI and The Bank of New York Mellon, as trustee (the “Trustee”). Each series of Notes will be issued under its own supplemental indenture (each, a “Supplemental Indenture”) to be dated as of the Issue Date and references in this prospectus supplement to the “Indenture” in respect of a series of Notes are to the Base Indenture as supplemented by the Supplemental Indenture applicable to such series of Notes. Although for convenience the NC5 Notes and the NC10 Notes are referred to collectively as the “Notes”, each will be issued as a separate series under the Base Indenture and, as a result, will be treated as separate series of debt securities for all purposes under the Base Indenture. The following summary of certain provisions of the Indentures and the Notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indentures.

The Notes will be issued only in fully registered book-entry form without coupons only in minimum denominations of US$2,000 and integral multiples of US$1,000 above that amount. The Notes will be issued in the form of global notes. Global notes will be registered in the name of a nominee of DTC, New York, New York, as described under “Book-Entry Settlement and Clearance”.

Interest and Maturity

The Notes of each series will mature on April 15, 2055 (the “Maturity Date”).

The outstanding NC5 Notes will bear interest from, and including, the Issue Date to, but excluding, April 15, 2030, at a rate of 7.000% per annum. From, and including, April 15, 2030, to but excluding the Maturity Date the outstanding NC5 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (as defined below and subject to reset as described below) plus 2.653%; provided, that the interest rate during any Interest Rate Reset Period (as defined below) for the NC5 Notes will not reset below 7.000% (which equals the initial interest rate on the NC5 Notes).

The outstanding NC10 Notes will bear interest from, and including, the Issue Date to, but excluding, April 15, 2035, at a rate of 7.125% per annum. From, and including, April 15, 2035, to but excluding the Maturity Date the outstanding NC10 Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (as defined below and subject to reset as described below) plus 2.620%; provided, that the interest rate during any Interest Rate Reset Period for the NC10 Notes will not reset below 7.125% (which equals the initial interest rate on the NC10 Notes).

The 5-Year Treasury Rate for computing interest on the outstanding Notes of a series from and after the applicable Interest Rate Reset Date will initially be based on such rate as of the first Business Day prior to the applicable Initial Interest Rate Reset Date and it will be reset on the fifth anniversary of the applicable Initial Interest Rate Reset Date and, thereafter, on each subsequent date that is the fifth anniversary of the immediately preceding date on which such rate is reset, based on the 5-Year Treasury Rate as of the first Business Day prior to each such fifth anniversary.

“Initial Interest Rate Reset Date” means April 15, 2030, with respect to the NC5 Notes, and April 15, 2035, with respect to the NC10 Notes.

“Interest Rate Calculation Date” means, with respect to a series of Notes, the Business Day prior to each applicable Interest Rate Reset Date.

“Interest Rate Reset Date” means, with respect to a series of Notes, each of the applicable Initial Interest Rate Reset Date and each date thereafter that such rate is so reset.

Interest on the Notes of each series is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2025, and on the Maturity Date (each, an “Interest Payment Date”), subject to deferral as described under “—Deferral Right”. Interest payments will be made to the persons in whose names the Notes are registered as of the close of business on April 1 and October 1 (in each case, whether or not a Business Day), as the case may be, immediately preceding the relevant Interest Payment Date.

Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, the yearly rate of interest to which any rate of interest payable under the Notes, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.

If an Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, and no further interest will accrue in respect of such postponement. For the purposes hereof, “Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in the City of Toronto, Ontario or the City of New York, New York are authorized or required by law to close.

Unless RCI has elected to redeem all of the outstanding Notes of a series as of the applicable Initial Interest Rate Reset Date, RCI will appoint a calculation agent (the “Calculation Agent”) in respect of such series of Notes on or prior to the applicable Interest Rate Calculation Date in respect of the applicable Initial Interest Rate Reset Date. RCI or any of its Affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Rate Reset Period will be determined by the Calculation Agent as of the applicable Interest Rate Calculation Date. Promptly upon such determination, the Calculation Agent, if other than RCI or its Affiliate, will notify RCI of the applicable interest rate for the relevant Interest Rate Reset Period. RCI will then promptly notify the Trustee, if other than the Calculation Agent, of such interest rate. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Rate Reset Period beginning on or after the applicable Initial Interest Rate Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other Person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at RCI’s principal offices and will be made available to any Holder (as defined herein) upon request.

“5-Year Treasury Rate” means, as of any Interest Rate Calculation Date, the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five Business Days appearing under the caption “Treasury Constant Maturities” in the most recent H.15 (as defined below).

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.

If the 5-Year Treasury Rate cannot be determined pursuant to the method described above, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the 5-Year Treasury Rate, will determine the 5-Year Treasury Rate in its sole discretion; provided that if the Calculation Agent determines there is an industry-accepted successor 5-Year Treasury Rate, then the Calculation Agent will use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of Business Day and the Interest Rate Calculation Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the 5-Year Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“Final Interest Rate Reset Date” means, with respect to each series of Notes, April 15, 2050.

“Interest Rate Reset Period” means, with respect to a series of Notes, the period from and including the applicable Initial Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date and thereafter each period from and including each Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date (or, in the case of the final Interest Rate Reset Period commencing on the applicable Final Interest Rate Reset Date, the period from and including such applicable Final Interest Rate Reset Date to, but not including, the Maturity Date).

Additional Notes

RCI may, from time to time, without notice to or the consent of the Holders of a particular series of Notes, create and issue, pursuant to the Indenture and in accordance with applicable laws and regulations, additional notes of such series (“Additional Notes”) maturing on the same maturity date as such series of Notes and having the same terms and conditions under the applicable Indenture as such series of Notes at the time outstanding (except for the issue date and, if applicable, the date of the first payment of interest thereon) so that such Additional Notes will be consolidated and form a single class with the Notes of such series at the time outstanding for all purposes under the applicable Indenture, including with respect to waivers, amendments, redemptions and offers to purchase; provided that, if any such Additional Notes are not fungible with the Notes of such series for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP, ISIN or other identifying number.

Deferral Right

So long as no Event of Default (as defined below) has occurred and is continuing, RCI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on either series of Notes (the “Deferral Right”) on one or more occasions for up to five consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Any such election by RCI to defer the payment of interest will not constitute an Event of Default, a default or any other breach under the Notes of the applicable series or the Indenture. Any installment of interest whose payment is deferred pursuant to the Deferral Right provided for in this section (“Deferred Interest”) will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where RCI pays all accrued and unpaid interest subject to such Deferral Period on such date. No Deferral Period may extend beyond the Maturity Date and all accrued and unpaid interest on the Notes of such series as of the Maturity Date, if any, will be due and payable on the Maturity Date.

RCI will give the Trustee and the registered Holders of the Notes of the applicable series (the “Holders”) notice of its election to commence or continue a Deferral Period at least 10 but not more than 60 days prior to the next Interest Payment Date.

Dividend Stopper Undertaking

Unless RCI has paid all accrued and payable interest on the Notes (including interest, if any, whose payment was deferred pursuant to the Deferral Right), RCI will not:

(i)	declare any dividends on its Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Notes,

(ii)	redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase), or

(iii)

make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

“Dividend Restricted Shares” means, collectively, RCI’s Preferred Shares, Class A Voting Shares and Class B Non- Voting Shares.

“Parity Notes” means any class or series of RCI’s debt securities or other indebtedness of RCI for borrowed money outstanding on the date hereof or hereafter created which ranks on parity with the Notes as to distributions upon liquidation, dissolution or winding-up.

“Permitted Purchase” means a redemption, purchase or other retirement for value of any Dividend Restricted Shares or Parity Notes (A) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares or (B) with respect to Dividend Restricted Shares, (x) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by RCI (other than from a subsidiary of RCI), (y) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith or (z) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares of RCI.

Purchase of Notes

RCI may, at any time and from time to time, purchase the Notes in the secondary market or by tender offer or private contract, at any price.

Optional Redemption

RCI may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, redeem the Notes of any series, in whole at any time or in part from time to time, (i) on any day in the period commencing on and including the date that is 60 days prior to the applicable Initial Interest Rate Reset Date and ending on and including the applicable Initial Interest Rate Reset Date and (ii) after the applicable Initial Interest Rate Reset Date, on any Interest Payment Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes of the applicable series redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

At RCI’s discretion, any redemption of the Notes may be subject to one or more conditions precedent, including completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at RCI’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in RCI’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date fixed for redemption. In addition, RCI may provide in such notice that payment of the redemption price and other amounts owing for the redemption of any Notes of any series and performance of RCI’s obligations with respect to such redemption may be performed by another Person.

In the case of a partial redemption of a series of Notes, selection of the Notes to be redeemed will be made on a pro rata basis or by lot or otherwise in accordance with the procedures of DTC. If the Notes of a series are to be redeemed in part, the notice of redemption relating thereto shall state the portion of the principal amount thereof to be redeemed; provided that no Note of such series in an aggregate principal amount of US$2,000 or less shall be redeemed in part. A replacement Note of such series in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note of such series.

In the event that RCI redeems or purchases any of the Notes, RCI intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by RCI from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event or a Tax Event (each as defined herein).

Redemption on Tax Event or Rating Event

At any time within 90 days following the occurrence of a Tax Event with respect to a series of Notes, RCI may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders of the Notes of such series, redeem all (but not less than all) of the Notes of such series at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.

For the avoidance of doubt, if there is a Tax Event or a Rating Event on or after (x) in the case of the NC5 Notes, April 15, 2030 or (y) in the case of the NC10 Notes, April 15, 2035, RCI may optionally redeem the Notes of the applicable series in accordance with its optional redemption right described under “ — Optional Redemption”, rather than redeem the Notes of such series by way of the Tax Event or Rating Event redemption right, as applicable.

A “Tax Event” means, with respect to a series of Notes, RCI has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to RCI) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in, the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “Administrative Action”), or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the Issue Date, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that (a) RCI is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes of the applicable series (including the treatment or deductibility by RCI of interest on the Notes of such series), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority or (b) RCI is, or may be, obligated to pay, on the next succeeding date on which payment is due, Additional Amounts with respect to the Notes of the applicable series as described under “ — Additional Amounts”.

At any time within 90 days following the occurrence of a Rating Event, RCI may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, redeem all (but not less than all) of the Notes of any series at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

A “Rating Event” means, with respect to any series of Notes, any Designated Rating Agency amends, clarifies or changes the methodology or criteria it uses to assign equity credit to securities such as the Notes of such series, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Designated Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Designated Rating Agency or its predecessor on the Issue Date; or (b) the lowering of the equity credit assigned to the Notes of such series by that Designated Rating Agency compared to the equity credit assigned by that Designated Rating Agency or its predecessor on the Issue Date. “Designated Rating Agency” means any of Moody’s, S&P, Fitch and DBRS or any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (or any successor provision thereto), or any other designated rating organization (as defined in National Instrument 44-101 – Short Form Prospectus Distributions), as applicable, that then publishes a rating for RCI and, in each case, their respective successors.

Provision of Financial Information

RCI will furnish to the Trustee, within 30 days after the same are so required to file the same with the SEC, copies of the annual reports and quarterly reports and of the information, documents and other reports which RCI may be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (collectively, the “Financial Reports”); provided, however, that RCI need not furnish any such information, documents or reports to the extent they are made publicly available on SEDAR+ or EDGAR or any other website maintained by the securities regulatory authorities in Canada or the SEC. Notwithstanding the foregoing, it shall not be the responsibility of the Trustee to monitor postings of RCI on SEDAR+ or EDGAR or any other applicable website, it being understood that, due to the public availability of the information contained on such websites, any Person, including without limitation any Holder, may obtain such information directly from such website copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which RCI is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

If RCI is not required to file with the SEC the Financial Reports, RCI will furnish (without cost) to each Holder of Notes then outstanding and file with the Trustee (i) within 120 days of the end of each fiscal year, its audited year-end financial statements prepared in accordance with GAAP (whether or not RCI is a public reporting company at the time) and (ii) within 60 days of the end of each of the first three fiscal quarters of each fiscal year, unaudited financial statements for the interim period as at, and for the period ending on, the end of such fiscal quarter prepared in accordance with GAAP (whether or not RCI is a public reporting company at the time). The obligations of RCI to deliver such financial statements will be deemed satisfied if any parent entity of

RCI has delivered to the Trustee (including by making such Financial Reports publicly available on SEDAR+ or EDGAR) the applicable Financial Reports, that would otherwise be required to be provided in respect of RCI, with respect to such parent entity; provided that such obligations will only be deemed to be satisfied if, and for so long as, such parent entity furnishes to the Trustee (either in or with a copy of such Financial Reports) “summary financial information” as defined in Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) (or substantially equivalent financial information provided for in any successor provision thereto in NI 51-102 or any successor instrument) for the parent entity for the periods covered by such financial statements with a separate column for (i) the parent entity, (ii) RCI, (iii) all guarantors (if any) (on a combined basis), (iv) any other subsidiaries of the parent entity (on a combined basis), (v) consolidating adjustments and (vi) total consolidated amounts.

Modification and Waiver

Modifications and amendments of the Indenture with respect to a series of Notes may be made by RCI and the Trustee with the consent of the Holders of more than 50% of the principal amount of the outstanding Notes of such series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note of the applicable series: (1) change the stated maturity of the principal of, or any installment of interest, if any, on any Notes of the applicable series; (2) reduce the principal amount of or the rate of interest, if any, or reduce the redemption price on any Notes of the applicable series; (3) change the coin or currency of payment of principal of (or premium, if any) or interest, if any, on any Notes of the applicable series; (4) impair the right to institute suit for the enforcement of any payment on or with respect to any Notes of the applicable series; (5) reduce the percentage of principal amount of outstanding Notes of the applicable series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, in each case in respect of such series of Notes; or (6) modify any provisions of the Indenture with respect to a series of Notes relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The Holders of more than 50% of the principal amount of the Notes of a series outstanding may on behalf of the Holders waive, insofar as the Notes of the applicable series are concerned, compliance by RCI with certain restrictive provisions of the Indenture, including the covenants and Events of Default. The Holders of more than 50% in principal amount of the Notes of the applicable series outstanding may waive any past Default or Event of Default under the Indenture in respect of such series of Notes, except a Default in the payment of the principal of (or premium, if any) and interest, if any, on the Notes of the applicable series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note. The Indenture or the Notes of a series may be amended or supplemented, without the consent of any Holder of Notes, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any Holder of Notes of the applicable series in any material respect.

Discharge; Defeasance

The Indenture provides that RCI’s obligations under the Indenture with respect to a series of the Notes will be discharged, and cease to be of further effect, when all Notes of such series issued under the Indenture (except lost, stolen or destroyed Notes that have been replaced or paid and Notes of such series for whose payment money has been deposited in trust and thereafter repaid to RCI) have (i) been delivered to the Trustee for cancellation or, (ii) to the extent not so delivered, (x) have become due and payable or have been called for redemption or will become due and payable within one year, or (y) if redeemable at RCI’s option, are to be called for redemption within one year under arrangements satisfactory to the Trustee and, in the case of clause (ii), RCI has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in United States dollars, government securities, or a combination thereof, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of the final maturity or redemption of those outstanding Notes of such series, and in either case of (i) or (ii) RCI has paid or caused to be paid all sums payable by it under the Indenture with respect to the Notes of such series.

RCI may also elect, and at any time, elect to have the obligations of RCI discharged with respect to all outstanding Notes of a series. We refer to this discharge of obligations as “Defeasance”. Defeasance means that RCI will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding series of Notes and to have satisfied its other obligations under the Indenture, except for (i) the rights of Holders of such outstanding Notes of such series to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such Notes when such payments are due, (ii) RCI’s obligations under the Indenture with respect to such Notes relating to the issuance of temporary Notes, the registration, transfer and exchange of Notes, the replacement of mutilated, destroyed, lost or stolen Notes, the payment of Additional Amounts, the maintenance of any office or agency for payments in respect of such Notes, the holding of money for security payments in trust and statements as to compliance with such Indenture, (iii) RCI’s obligations under the Indenture in respect of such series of notes in connection with the rights, powers, trusts, duties and immunities of the Trustee, (iv) the defeasance provisions of the Indenture and (v) RCI’s right of redemption in the event of Additional Amounts becoming payable under certain circumstances.

In addition, RCI may, at its option and at any time, elect to be released from its obligations with respect to certain covenants in respect of the Notes of a series under the Indenture (including those described under the sections entitled “ — Provision of Financial Information” and “ — Additional Covenants — Mergers, Amalgamations and Sales of Assets by RCI”) (we refer to the foregoing as “Covenant Defeasance”).

In order to exercise either Defeasance or Covenant Defeasance, (i) RCI must irrevocably deposit with the Trustee, in trust, cash in U.S. Dollars, certain U.S. Government Obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding Notes on the Maturity Date (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of Defeasance, RCI shall have delivered to the Trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (iii) in the case of Covenant Defeasance, RCI shall have delivered to the Trustee an opinion of counsel in the United States to the effect that the Holders of the outstanding Notes of the applicable series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and (iv) RCI must comply with certain other conditions.

Subordination

The Notes will be unsecured, subordinated obligations of RCI. The payment of principal, premium, if any, and interest on the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in the immediately succeeding paragraph. The Notes will also be structurally subordinated to all debt and other liabilities of, and guarantees by, RCI’s subsidiaries.

In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of RCI or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of RCI, whether or not involving insolvency or bankruptcy, or, (ii) subject to the subordination provisions in the Indenture, that (x) a default shall have occurred with respect to payments due on any Senior Indebtedness (without giving effect to any cure period with respect thereto), or (y) there shall have occurred an event of default in respect of any Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), or (iii) that the principal of the Notes shall have been declared due and payable pursuant to the Indenture and such declaration of acceleration shall not have been rescinded and annulled as provided therein, then, among other things, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the Holders are entitled to receive a payment on account of the principal, premium, if any, or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation. As of the date of this prospectus supplement, all short- term borrowings and long-term debt of RCI set forth in the “Consolidated Capitalization” section of this prospectus supplement constitute Senior Indebtedness, other than RCI’s (i) $2 billion aggregate principal amount of 5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081 and (ii) US$750 million aggregate principal amount of 5.25% Fixed-to-Fixed Rate Subordinated Notes due 2082.

“Senior Indebtedness” means all present and future indebtedness, liabilities and other obligations (other than Subordinated Indebtedness) of, or guaranteed or assumed by, RCI for borrowed money or evidenced by bonds, debentures or notes or obligations of RCI for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness, liabilities or other obligations.

“Subordinated Indebtedness” means the Notes or any other obligations that are, pursuant to the terms of the instrument or agreement creating or evidencing those obligations, expressly designated as being (i) subordinate in right of payment to Senior Indebtedness or (ii) pari passu with, or subordinate to, the Notes in right of payment.

Events of Default

With respect to the Notes of a series, “Event of Default” means either of the following events:

(i)

RCI defaults in the payment of interest upon the Notes of such series when it becomes due and payable, and continuance of such default for a period of 30 days (subject to RCI’s right, at its sole option, to defer interest payments as described under “—Deferral Right” above);

(ii)	RCI defaults in the payment of the principal of, or the redemption price for, the Notes of such series when it becomes due and payable at its maturity; or

(iii)	certain events of bankruptcy, insolvency or reorganization affecting RCI shall occur.

It will not be an “Event of Default” (and the right described below to accelerate the Maturity Date will not be available) in the case of a default in the performance of any other covenant of RCI in the Indenture (although a legal action could be brought to enforce such covenant).

If an Event of Default (other than an Event of Default specified in clause (iii) above) has occurred and is continuing in respect of a series of Notes, then the Trustee may, in its discretion, and shall upon the request of Holders of not less than 25% in aggregate principal amount of the Notes of the applicable series then outstanding, by written notice to RCI, declare the principal amount of the Notes of the applicable series to be due and payable immediately. If an Event of Default specified in clause (iii) above has occurred and is continuing, then the principal amount of the Notes of the applicable series then outstanding will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes of such series.

The Indenture will provide that RCI must deliver to the Trustee, within 15 days after RCI becomes aware of the occurrence thereof, written notice in the form of an officer’s certificate of any Event of Default and any event which with the giving of notice or the lapse of time would become an Event of Default, its status and what action RCI is taking or proposes to take with respect thereto.

Additional Covenants

The Indenture will include covenants of RCI to (i) pay amounts due on the Notes when due; (ii) for so long as any Notes remain outstanding, maintain or cause the related security registrar or related Paying Agent, as the case may be, to maintain, an office or agency where the Notes may be presented or surrendered for payment, where the Notes may be surrendered for registration of transfer or exchange; and (iii) deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating that (a) a review of the activities of RCI during such year and of performance under the Indenture has been made and (b) based on such review, RCI is in compliance with all of the conditions and covenants under the Indenture.

Mergers, Consolidations and Sales of Assets

RCI may not amalgamate or consolidate with or merge with or into any other person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person by liquidation, winding-up or otherwise (subject to certain exceptions), unless, among other requirements:

(a) either RCI is the continuing entity or the successor entity (if other than RCI) assumes all of RCI’s obligations under the Notes and the successor to the amalgamation consolidation, merger or arrangement is organized under the laws of Canada, or any Province or Territory thereof, the United States of America, or any State or the District of Columbia, and expressly assumes all of the obligations of RCI under Notes; and

(b) immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing.

Upon any amalgamation, consolidation, or merger of RCI or any conveyance, transfer, lease or disposition of properties and assets of RCI substantially as an entirety, the successor to RCI will succeed to every right and power of RCI under the Indenture, and, except in the case of a lease, RCI will be discharged of all obligations and covenants under the Indenture and the Notes.

Additional Amounts

All payments made by or on account of any obligation of RCI under or with respect to each series of Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, “Canadian Taxes”), unless RCI is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If RCI is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to a series of Notes, RCI will pay as additional interest such additional amounts (hereinafter, “Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder (hereinafter, an “Excluded Holder”) in respect of a beneficial owner (i) with which RCI does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment or which is entitled to the payment in respect of a debt or other obligation to pay an amount to a person with which RCI does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment, (ii) which is a “specified shareholder” of RCI, or which does not deal at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” of RCI as defined in Subsection 18(5) of the Tax Act,

(iii) which is an entity in respect of which RCI is a “specified entity” within the meaning of subsection 18.4(1) of the Tax Act, (iv) which is subject to such Canadian Taxes by reason of the legal nature of the Holder or beneficial owner disentitling such Holder or beneficial owner to the benefit of an applicable treaty if and to the extent that the application of such treaty would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a Holder on behalf of such beneficial owner, (v) which is subject to such Canadian Taxes by reason of the failure to timely comply with any certification, identification, information, documentation or other reporting requirement by a Holder or beneficial owner if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes or to provide such other information or documentation as may be reasonably requested by RCI to evidence the entitlement of the Holder or beneficial owner to any reduction or elimination of such Canadian Taxes to which the Holder or beneficial owner is entitled, (vi) where all or any portion of the amount paid or credited to such Holder is deemed to be a dividend pursuant to Subsection 214(16) of the Tax Act, (vii) which is subject to such Canadian Taxes by reason of the Holder or beneficial owner carrying on business in, maintaining a permanent establishment or other physical presence in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of Notes of the applicable series or the receipt of payments thereunder, (viii) on account of any estate, inheritance, gift, sales, value added, excise, transfer, use, personal property tax or similar tax, assessment or governmental charge, (ix) that is a fiduciary, partnership or any other entity other than the sole beneficial owner of such payment to the extent the Canadian Taxes giving rise to such Additional Amounts would not have been imposed had the Holder been the beneficiary, partner or sole beneficial owner, as the case may be, of the payment, (x) on account of any Canadian Taxes (a) that are payable other than by deduction or withholding from a payment of the principal of, or premium, if any, or interest on the Notes of the applicable series, (b) that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later, (c) that are imposed as a result of the presentation of the Note for payment (where presentation is permitted or required for payment) more than 30 days after the date on which such payment on such Note become due and payable or the date on which payment thereof is duly provided for, whichever is later or (d) that are required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent, or (xi) any combination of (i) through (x). RCI will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

If a Holder has received a refund or credit for any Canadian Taxes with respect to which RCI has paid Additional Amounts, such Holder shall pay over such refund to RCI (but only to the extent of such Additional Amounts), net of all out- of-pocket expenses of such Holder, together with any interest paid by the relevant tax authority in respect of such refund.

If Additional Amounts are required to be paid as a result of a Tax Event, RCI may elect to redeem the outstanding Notes. See “—Redemption on Tax Event or Rating Event” above.

Consent to Jurisdiction and Service

RCI will appoint CT Corporation System, 28 Liberty Street, New York, NY 10005, as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York, and RCI will submit to the exclusive jurisdiction of such courts.

Governing Law

The Notes and the Indenture will be governed by the laws of the State of New York.

Certain Definitions

The following definitions apply to the terms of the Notes.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Default” means, with respect to the Notes, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to the Notes.

“DBRS” means DBRS Limited or any successor to the rating agency business thereof.

“Fitch” means Fitch Ratings, Inc. or any successor ratings agency.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles in effect in Canada, as established by the Chartered Professional Accountants of Canada and as applied from time to time by RCI in the preparation of its consolidated financial statements.

“Issue Date” means February 12, 2025.

“Moody’s” means Moody’s Investors Service, Inc. or any successor ratings agency.

“Paying Agent” means, in respect of the Notes, any Person authorized by RCI in or pursuant to the Indenture to pay the principal of (or premium, if any) or interest on the Notes on behalf of RCI.

“Person” means any individual, corporation, unlimited liability company, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor rating agency.

“Tax Act” means the Income Tax Act (Canada), as amended, or successor statutes, and includes regulations promulgated thereunder.

“U.S. Government Obligations” means securities that are:

(i)	direct obligations of the United States of America for the payment of which its full faith and credit is pledged, or

(ii)

obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary, as of the date hereof, of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by a U.S. Holder (as defined below). This discussion only applies to U.S. Holders who acquire the Notes for cash upon original issuance at their “issue price,” which will equal the first price at which a substantial amount of the Notes is sold for money (not including sales to bond houses, brokers, or similar persons or organizations acting in the capacity of initial purchasers, placement agents or wholesalers). This discussion also assumes the U.S. Holders hold the Notes as capital assets for U.S. federal income tax purposes (generally property held for investment).

This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances. For example, this discussion does not address:

•

tax consequences to U.S. Holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, banks, thrifts and other financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, real estate investment trusts, persons who are required to recognize income with respect to the Notes no later than when such income is taken into account in an applicable financial statement, U.S. expatriates, tax-exempt entities or insurance companies;

•	tax consequences to U.S. Holders holding the Notes as part of a hedging, constructive sale or conversion, straddle or other risk-reducing transaction;

•	tax consequences to U.S. Holders whose “functional currency” (as defined in the Code) is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to U.S. Holders; or

•	any state, local or non-U.S. tax consequences.

This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations issued thereunder (“Treasury Regulations”), and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. No ruling from the U.S. Internal Revenue Service (“IRS”) has been or is expected to be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Notes or that any such position would not be sustained. If the IRS contests a conclusion set forth herein, no assurance can be given that a U.S. Holder would ultimately prevail in a final determination by a court.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Note who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any entity taxable as a corporation, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) if a valid election is in place to treat the trust as a United States person.

If any partnership or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities or arrangements taxed as partnerships for U.S. federal income tax purposes and persons holding Notes through such entities or arrangements should consult their tax advisor regarding the tax consequences of the acquisition, ownership and disposition of the Notes.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of the Notes and no opinion or representation with respect to U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Prospective U.S. Holders of the Notes should consult their tax advisor regarding the tax consequences of holding Notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of U.S. federal estate and gift tax laws and state, local, non-U.S. or other tax laws.

Treatment of the Notes as Indebtedness

The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances. There is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument with terms similar to the Notes. As a result, the U.S. federal income tax treatment of the Notes is not clear. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, based on the facts and the terms of the Notes, we intend to treat the Notes as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. Moreover, we will not request any ruling from the IRS regarding the treatment of the Notes for U.S. federal income tax purposes, and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes. If the IRS were to successfully challenge the treatment of the Notes as indebtedness, interest payments on the Notes would be treated for U.S. federal income tax purposes as dividends to the extent of our current or accumulated earnings and profits. Prospective investors should consult their tax advisor as to the tax consequences that will arise if the Notes are not treated as indebtedness for U.S. federal income tax purposes.

Classification of the Notes

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the Notes. Our obligation to pay such excess amounts may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” Under these regulations, however, one or more contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingencies in the aggregate are considered “remote” or “incidental.” We believe and intend to take the position that the contingencies on the Notes described above should not cause the contingent payment debt instrument rules of the Treasury Regulations to apply. Our position is binding on a Holder, unless the Holder discloses in the proper manner to the IRS that it is taking a different position. However, we can give no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could require a Holder subject to U.S. federal income taxation to accrue ordinary income at a rate that is higher than the stated interest rate and to treat any gain recognized on a sale or other taxable disposition of a Note as ordinary income, rather than capital gain. The remainder of this discussion assumes that the Notes will not be considered contingent payment debt instruments for U.S. federal income tax purposes. Prospective investors are urged to consult their own tax advisor regarding the potential application to the Notes of the contingent payment debt instrument Treasury regulations and the consequences thereof.

Payments of Stated Interest

In general, interest paid on the Notes (including any amounts withheld in respect of Canadian taxes and, without duplication, any Additional Amounts paid with respect thereto) should be taxable to you as ordinary income when paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of any original issue discount (“OID”). If the Notes are issued with more than a de minimis amount of OID under the applicable Treasury Regulations, you must include OID in your gross income for U.S. federal income tax purposes as it accrues using the constant yield method, regardless of your method of accounting and irrespective of when you receive any payment attributable to such income. The Notes may be treated as being issued with OID (i) as a result of our ability to defer payments of interest from time to time, unless the likelihood of such deferral is remote or (ii) if we in fact exercise our option to defer payments of interest.

Based on the relevant facts and circumstances, we do not intend to treat the Notes as issued with OID, including by reason of our ability to defer payments of interest. Our position, however, is not binding on the IRS. The calculation of the amount of such accruals may be complex, and you should therefore consult your tax advisor regarding the tax consequences if the IRS takes a contrary position. The remainder of this discussion assumes the Notes will not be treated as issued with OID.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s amount realized will equal the amount of any cash received plus the fair market value of any other property received for the Notes. The amount realized will not include any amount attributable to accrued but unpaid interest, which will be taxable as ordinary interest income if not previously included in income. A U.S. Holder’s adjusted tax basis in a Note generally will equal the amount that the U.S. Holder paid for the Note.

Gain or loss recognized upon the sale, exchange, redemption, retirement or other taxable disposition of a Note by a U.S. Holder generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption, retirement or other taxable disposition the Note has been held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitation.

Foreign Tax Credit

Interest income (including any Additional Amounts) on a Note generally will constitute foreign source income and generally will be considered “passive category income,” while gain or loss recognized upon a sale, exchange, redemption, retirement or other taxable disposition of a Note generally will constitute U.S. source gain or loss, in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisor regarding the availability of foreign tax credits.

Additional Tax on Investment Income

Certain U.S. Holders who are individuals, estates or trusts will be subject to an additional 3.8% tax on the lesser of (1) their “net investment income” (in the case of individuals) or on undistributed “net investment income” (in the case of estates and trusts) and (2) the excess, if any, of the modified adjusted gross income for the taxable year over a certain threshold amount. Among other items, “net investment income” would generally include gross income from interest and certain gain from the disposition of property, such as the Notes, less certain deductions. U.S. Holders should consult their own tax advisor regarding the effect, if any, of the tax described above on their ownership and disposition of the Notes.

Certain Information Reporting Requirements with Respect to Foreign Financial Assets

Certain U.S. Holders that hold “specified foreign financial assets” (which may include a Note) may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report information relating to an interest in such specified foreign financial assets. Penalties may apply for failure to properly complete and file IRS Form 8938. U.S. Holders should consult their tax advisor regarding the information reporting requirements relating to their ownership of the Notes.

Backup Withholding and Related Information Reporting Requirements

In general, payments of interest and the proceeds from the sale, exchange, redemption, retirement, or other taxable disposition of the Notes held by a U.S. Holder may be required to be reported to the IRS unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder that is not an exempt recipient may be subject to backup withholding unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a Holder of Notes who acquires such notes and is entitled to all payments thereunder, as a beneficial owner, pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Tax Act (i) is not, and is not deemed to be, a resident of Canada, (ii) is not a “specified shareholder” of RCI (for purposes of the thin capitalization rules in the Tax Act) and is not a person that does not deal at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of RCI, (ii) is not an entity in respect of which RCI is a “specified entity” as defined in subsection 18.4(1) of the Tax Act with respect to “hybrid mismatch arrangements” (iii) deals at arm’s length with RCI and with any transferee resident, or deemed to be resident, in Canada to whom the Holder disposes of Notes, and (iv) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Holder of Notes that is an authorized foreign bank or an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors. This summary assumes that no amount paid or payable (i) on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom RCI does not deal at arm’s length for purposes of the Tax Act and (ii) to a Non-Canadian Holder will be the deduction component of a “hybrid mismatch arrangement” under which payment arises within the meaning of paragraph 18.4(3)(b) of the Tax Act.

This summary is based upon the provisions of the Tax Act in force on the date hereof and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”) and an understanding of the current administrative policy and assessing practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary does not otherwise take into account or anticipate any other changes in law or administrative policy or assessing practice, whether by legislative, regulatory, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular Holder of the Notes. This summary is of a general nature only and is not, and should not be construed to be, legal or tax advice to a particular Holder of Notes, and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, prospective purchasers of Notes should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

No withholding tax will apply under the Tax Act to interest, principal or premium, if any, paid or credited to a Non-Canadian Holder on a Note or to proceeds received by a Non-Canadian Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

No other tax on income (including taxable capital gains) will be payable under the Tax Act by a Non-Canadian Holder of a Note on interest, principal or premium, if any, or on proceeds received by a Non-Canadian Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

UNDERWRITING

J.P. Morgan Securities LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC. are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of NC5 Notes		Principal Amount of NC10 Notes
J.P. Morgan Securities LLC	US$	121,000,000	US$	110,000,000
RBC Capital Markets, LLC	US$	121,000,000	US$	110,000,000
Scotia Capital (USA) Inc.	US$	121,000,000	US$	110,000,000
Wells Fargo Securities, LLC	US$	121,000,000	US$	110,000,000
BofA Securities, Inc.	US$	71,500,000	US$	65,000,000
CIBC World Markets Corp.	US$	71,500,000	US$	65,000,000
Citigroup Global Markets Inc.	US$	71,500,000	US$	65,000,000
TD Securities (USA) LLC	US$	71,500,000	US$	65,000,000
ATB Securities Inc.	US$	55,000,000	US$	50,000,000
BMO Capital Markets Corp.	US$	55,000,000	US$	50,000,000
National Bank of Canada Financial Inc.	US$	55,000,000	US$	50,000,000
SMBC Nikko Securities America, Inc.	US$	55,000,000	US$	50,000,000
Mizuho Securities USA LLC	US$	55,000,000	US$	50,000,000
MUFG Securities Americas Inc.	US$	55,000,000	US$	50,000,000

Total	US$	1,100,000,000	US$	1,000,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering may be terminated at the discretion of the representatives of the underwriters if, among other things, there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and are also subject to approval of legal matters by counsel and to other conditions. The underwriters are, however, obligated to purchase all of the Notes if they purchase any of the Notes under the underwriting agreement. The underwriters propose to offer some of the NC5 Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the NC5 Notes to dealers at the public offering price less a concession not to exceed 0.600%. The underwriters may allow, and dealers may reallow a concession not to exceed 0.400% on sales to other dealers with respect to the NC5 Notes. The underwriters propose to offer some of the NC10 Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the NC10 Notes to dealers at the public offering price less a concession not to exceed 0.600%. The underwriters may allow, and dealers may reallow a concession not to exceed 0.400% on sales to other dealers with respect to the NC10 Notes. The offering price and the other terms of the Notes have been determined by negotiation between us and the underwriters.

The following table shows the underwriting commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by RCI
Per NC5 Note	1.000%
Per NC10 Note	1.000%

After the underwriters have made a reasonable effort to sell all of the Notes at the initial offering price, the concession allowed and the offering price of the Notes may be changed (but not in excess of the initial offering price) and the compensation realized by the underwriters will change accordingly.

In connection with this offering, the representatives, on behalf of the underwriters, may, subject to applicable laws, bid for, purchase or sell Notes in the open market. These transactions may include over- allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the Notes. In addition, if the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We estimate that our total expenses for this offering will be approximately US$7 million (not including the underwriting commission).

The underwriters have performed and may in the future perform investment and commercial banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The offer and sale of the Notes to any person or company outside of Canada is not subject to the prospectus requirements under applicable Canadian securities laws. The Notes offered hereby have not been qualified for distribution by prospectus under the securities laws of any province or territory of Canada and are not being offered in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”).

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying short form base shelf prospectus have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This prospectus supplement and the accompanying short form base shelf prospectus are not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (as amended, the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. This prospectus supplement and the accompanying short form base shelf prospectus have been prepared on the basis that any offer of Notes in the United Kingdom will be made pursuant to an exemption under the FSMA from the requirement to publish a prospectus for offers of Notes. This prospectus supplement and the accompanying short form base shelf prospectus are not a prospectus for the purposes of the FSMA or the UK Prospectus Regulation.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus supplement and the accompanying prospectus do not constitute an offer or invitation to the public in Hong Kong to acquire the Notes. Accordingly, no person may issue or have in its possession for the purpose of issue, this prospectus supplement, the accompanying prospectus or any advertisement, invitation or document relating to the Notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except (i) where the Notes are only intended to be offered to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder), (ii) in circumstances which do not result in this prospectus supplement or the accompanying prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (“CO”), or (iii) in circumstances which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the Notes is personal to the person to whom this prospectus supplement and the accompanying prospectus have been delivered, and a subscription for the Notes will only be accepted from such person. No person to whom a copy of this prospectus supplement or the accompanying prospectus is issued may copy, issue or distribute this prospectus supplement or the accompanying prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about the contents of this prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The Notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or benefit of a resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore, and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a) a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b) a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, the shares, debentures and units of shares and debentures of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes except:

(1) to an Institutional Investor, or an Accredited Investor or other Relevant Person, or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer occurs by operation of law.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

The Notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of and have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement, the accompanying prospectus or any other offering or marketing material relating to the Notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, RCI or the Notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of Notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of Notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Notes.

Notice to Prospective Investors in Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Notes in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. Certain legal matters will be passed upon for the underwriters by McCarthy Tétrault LLP, the underwriters’ Canadian counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, the underwriters’ U.S. counsel. As of the date of this prospectus supplement, the respective partners and associates of each of Davies Ward Phillips & Vineberg LLP and McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of RCI and have confirmed that they are independent with respect to RCI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to RCI under all relevant U.S. professional and regulatory standards.

The audited consolidated financial statements of Shaw as at and for the years ended August 31, 2022 and August 31, 2021, including the notes thereto, included or incorporated by reference in the Business Acquisition Report and incorporated by reference herein, have been audited by Ernst & Young LLP. Ernst & Young LLP has confirmed that, at the time of their audit, they were independent of Shaw in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the regulations adopted by the U.S. Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

APPENDIX A - Q4 INFORMATION

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended December 31			Twelve months ended December 31
	2024	2023	% Chg	2024	2023	% Chg

Total revenue	5,481	5,335	3	20,604	19,308	7
Total service revenue	4,543	4,470	2	18,066	16,845	7
Adjusted EBITDA [1]	2,533	2,329	9	9,617	8,581	12
Net income	558	328	70	1,734	849	104
Adjusted net income [1]	794	630	26	2,719	2,406	13

Diluted earnings per share	$1.02	$0.62	65	$3.20	$1.62	98
Adjusted diluted earnings per share [1]	$1.46	$1.19	23	$5.04	$4.59	10

Cash provided by operating activities	1,135	1,379	(18)	5,680	5,221	9
Free cash flow [1]	878	823	7	3,045	2,414	26

Quarterly Financial Highlights

Revenue

Total revenue and total service revenue increased by 3% and 2%, respectively, this quarter, driven by revenue growth in our Wireless and Media businesses and by stabilized revenue in our Cable business.

Wireless service revenue increased by 2% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. Wireless equipment revenue increased by 9%, primarily as a result of an increase in subscribers purchasing higher-value devices.

Cable service revenue was stable this quarter, improving sequentially from the third quarter and from the prior year.

Media revenue increased by 10% this quarter, primarily as a result of higher sports- and entertainment-related revenue, but lower than expectations as previously announced.

Adjusted EBITDA and margins

Consolidated adjusted EBITDA increased 9% this quarter, and our adjusted EBITDA margin increased by 250 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 6%, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 66%, up 250 basis points.

Cable adjusted EBITDA increased by 5% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 59%, up 290 basis points.

Media adjusted EBITDA increased by $49 million this quarter, primarily due to higher revenue as discussed above.

[1]

Adjusted EBITDA is a total of segments measure. Free cash flow and debt leverage ratio are capital management measures. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See “Non-GAAP and Other Financial Measures” for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	A-1	Fourth Quarter 2024

Net income and adjusted net income

Net income and adjusted net income increased by 70% and 26%, respectively, this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity

This quarter, we generated cash provided by operating activities of $1,135 million (2023 - $1,379 million), which decreased as a result of a greater net investment in net operating assets and liabilities partially offset by higher adjusted EBITDA, and free cash flow of $878 million (2023 - $823 million), which increased primarily as a result of higher adjusted EBITDA.

As at December 31, 2024, we had $4.8 billion of available liquidity2 (December 31, 2023 - $5.9 billion), including $0.9 billion in cash and cash equivalents and $3.5 billion available under our bank and other credit facilities.

Our debt leverage ratio as at December 31, 2024 was 4.5 (December 31, 2023 - 5.0, or 4.72 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). See “Financial Condition” for more information.

We also returned $267 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 29, 2025.

MLSE Transaction

On September 18, 2024, we announced an agreement with BCE Inc. (Bell) to acquire Bell’s indirect 37.5% ownership stake in Maple Leaf Sports & Entertainment Inc. (MLSE) for a purchase price of $4.7 billion subject to certain adjustments, payable in cash (MLSE Transaction). In December 2024, we received clearance from the Competition Bureau to proceed with the MLSE Transaction. We still require sports league approvals and approval from the Canadian Radio-television and Telecommunications Commission before the MLSE Transaction can close. We expect financing for the MLSE Transaction will include private investors.

Update on prospective $7 billion structured equity investment

On October 24, 2024, we announced that we entered into a non-binding term sheet with a leading global financial investor for a proposed $7 billion structured equity investment, substantially all of the net proceeds of which are expected to be used to reduce debt and further strengthen our balance sheet. The equity investment, if completed, would result in the investor acquiring a minority stake in a subsidiary that will own a portion of our wireless backhaul transport infrastructure, with Rogers continuing to maintain operational control. We continue to consider, evaluate, and work on definitive agreements with respect to the proposed equity investment. Completion is subject to entering into binding definitive documentation with the investor.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2023 Annual MD&A, our 2023 Audited Consolidated Financial Statements, our 2024 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see “Shaw Transaction” in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

[2]

Available liquidity is a capital management measure. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See “Non-GAAP and Other Financial Measures” for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Financial Condition” for a reconciliation of available liquidity.

Rogers Communications Inc.	A-2	Fourth Quarter 2024

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 29, 2025 and was approved by RCI’s Board of Directors (the Board).

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2024, first quarter refers to the three months ended March 31, 2024, second quarter refers to the three months ended June 30, 2024, third quarter refers to the three months ended September 30, 2024 and year to date or full year refer to the twelve months ended December 31, 2024. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	A-3	Fourth Quarter 2024

Summary of Consolidated Financial Results

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Revenue
Wireless	2,981	2,868	4	10,595	10,222	4
Cable	1,983	1,982	—	7,876	7,005	12
Media	616	558	10	2,484	2,335	6
Corporate items and intercompany eliminations	(99)	(73)	36	(351)	(254)	38
Revenue	5,481	5,335	3	20,604	19,308	7
Total service revenue [1]	4,543	4,470	2	18,066	16,845	7

Adjusted EBITDA
Wireless	1,367	1,291	6	5,312	4,986	7
Cable	1,169	1,111	5	4,518	3,774	20
Media	53	4	n/m	84	77	9
Corporate items and intercompany eliminations	(56)	(77)	(27)	(297)	(256)	16
Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Adjusted EBITDA margin [2]	46.2%	43.7%	2.5 pts	46.7%	44.4%	2.3 pts

Net income	558	328	70	1,734	849	104
Basic earnings per share	$1.04	$0.62	68	$3.25	$1.62	101
Diluted earnings per share	$1.02	$0.62	65	$3.20	$1.62	98

Adjusted net income [2]	794	630	26	2,719	2,406	13
Adjusted basic earnings per share [2]	$1.48	$1.19	24	$5.09	$4.60	11
Adjusted diluted earnings per share	$1.46	$1.19	23	$5.04	$4.59	10

Capital expenditures	1,007	946	6	4,041	3,934	3
Cash provided by operating activities	1,135	1,379	(18)	5,680	5,221	9
Free cash flow	878	823	7	3,045	2,414	26
[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

Rogers Communications Inc.	A-4	Fourth Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except margins)	2024	2023	% Chg	2024	2023	% Chg

Revenue
Service revenue	2,058	2,020	2	8,108	7,802	4
Equipment revenue	923	848	9	2,487	2,420	3
Revenue	2,981	2,868	4	10,595	10,222	4

Operating costs
Cost of equipment	913	846	8	2,489	2,396	4
Other operating costs	701	731	(4)	2,794	2,840	(2)
Operating costs	1,614	1,577	2	5,283	5,236	1

Adjusted EBITDA	1,367	1,291	6	5,312	4,986	7

Adjusted EBITDA margin [1]	66.4%	63.9%	2.5 pts	65.5%	63.9%	1.6 pts
Capital expenditures	446	334	34	1,596	1,625	(2)
[1]	Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31

(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg	2024	2023	Chg
Postpaid mobile phone [2]
Gross additions	561	703	(142)	1,914	2,007	(93)
Net additions	69	184	(115)	380	674	(294)
Total postpaid mobile phone subscribers [3]	10,768	10,498	270	10,768	10,498	270
Churn (monthly)	1.53%	1.67%	(0.14 pts)	1.21%	1.11%	0.10 pts
Prepaid mobile phone [4,5]
Gross additions	117	156	(39)	534	867	(333)
Net additions (losses)	26	(73)	99	132	(50)	182
Total prepaid mobile phone subscribers [3]	1,106	1,111	(5)	1,106	1,111	(5)
Churn (monthly)	2.80%	6.20%	(3.40 pts)	3.17%	6.12%	(2.95 pts)
Mobile phone ARPU (monthly) [6]	$58.04	$57.96	$0.08	$57.98	$57.86	$0.12

[1]	Subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.
[2]

Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.

[3]	As at end of period.
[4]

Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.

[5]

Effective October 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 81,000 Rogers prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.

[6]	Mobile phone ARPU is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

Service revenue

The 2% increase in service revenue this quarter was primarily a result of the cumulative impact of growth in our mobile phone subscriber base over the past year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

Rogers Communications Inc.	A-5	Fourth Quarter 2024

Mobile phone ARPU remained stable this quarter.

The decrease in gross and net additions this quarter was a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue

The 9% increase in equipment revenue this quarter was primarily a result of:

•	an increase in new subscribers purchasing devices; and
•	a continued shift in the product mix towards higher-value devices; partially offset by
•	lower device upgrades by existing customers.

Operating costs

Cost of equipment

The 8% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs

The 4% decrease in other operating costs this quarter was primarily a result of lower costs associated with productivity and efficiency initiatives.

Adjusted EBITDA

The 6% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	A-6	Fourth Quarter 2024

CABLE

Cable Financial Results

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except margins)	2024	2023	% Chg	2024	2023	% Chg

Revenue
Service revenue	1,968	1,965	—	7,825	6,962	12
Equipment revenue	15	17	(12)	51	43	19
Revenue	1,983	1,982	—	7,876	7,005	12

Operating costs	814	871	(7)	3,358	3,231	4

Adjusted EBITDA	1,169	1,111	5	4,518	3,774	20

Adjusted EBITDA margin	59.0%	56.1%	2.9 pts	57.4%	53.9%	3.5 pts
Capital expenditures	439	448	(2)	1,939	1,865	4

Cable Subscriber Results [1]

	Three months ended December 31			Twelve months ended December 31

(In thousands, except ARPA and penetration)	2024	2023	Chg	2024	2023	Chg

Homes passed [2]	10,205	9,943	262	10,205	9,943	262
Customer relationships
Net additions (losses)	14	(1)	15	47	(2)	49
Total customer relationships [2]	4,683	4,636	47	4,683	4,636	47
ARPA (monthly) [3]	$140.31	$141.96	($1.65)	$140.12	$142.58	($2.46)

Penetration [2]	45.9%	46.6%	(0.7 pts)	45.9%	46.6%	(0.7 pts)

Retail Internet
Net additions	26	20	6	111	77	34
Total retail Internet subscribers [2]	4,273	4,162	111	4,273	4,162	111
Video
Net (losses) additions	(35)	(12)	(23)	(134)	15	(149)
Total Video subscribers [2]	2,617	2,751	(134)	2,617	2,751	(134)
Home Monitoring
Net additions (losses)	13	(1)	14	44	(12)	56
Total Home Monitoring subscribers [2]	133	89	44	133	89	44
Home Phone
Net losses	(27)	(38)	11	(122)	(116)	(6)
Total Home Phone subscribers [2]	1,507	1,629	(122)	1,507	1,629	(122)
[1]	Subscriber results are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	ARPA is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

Service revenue

Service revenue was stable this quarter as a result of service pricing changes offset by declines in our Home Phone, Video, and Satellite subscriber bases.

The lower ARPA this quarter was primarily a result of competitive promotional activity.

Rogers Communications Inc.	A-7	Fourth Quarter 2024

Operating costs

The 7% decrease in operating costs this quarter was a result of ongoing cost efficiency initiatives.

Adjusted EBITDA

The 5% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

MEDIA

Media Financial Results

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except margins)	2024	2023	% Chg	2024	2023	% Chg

Revenue	616	558	10	2,484	2,335	6
Operating costs	563	554	2	2,400	2,258	6

Adjusted EBITDA	53	4	n/m	84	77	9

Adjusted EBITDA margin	8.6%	0.7%	7.9 pts	3.4%	3.3%	0.1 pts
Capital expenditures	58	113	(49)	263	250	5

Revenue

The 10% increase in revenue this quarter was a result of:

•	higher sports- and entertainment-related revenue, driven by higher subscriber and other revenue, including from the Taylor Swift Eras Tour concerts hosted at Rogers Centre; partially offset by

•	lower Today’s Shopping Choice revenue.

Operating costs

The 2% increase in operating costs this quarter was a result of:

•	higher programming and production costs; partially offset by

•	lower Today’s Shopping Choice costs in line with lower revenue.

Adjusted EBITDA

The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	A-8	Fourth Quarter 2024

CAPITAL EXPENDITURES

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except capital intensity)	2024	2023	% Chg	2024	2023	% Chg
Wireless	446	334	34	1,596	1,625	(2)
Cable	439	448	(2)	1,939	1,865	4
Media	58	113	(49)	263	250	5
Corporate	64	51	25	243	194	25

Capital expenditures [1]	1,007	946	6	4,041	3,934	3

Capital intensity [2]	18.4%	17.7%	0.7 pts	19.6%	20.4%	(0.8 pts)
[1]

Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2]	Capital intensity is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again spent more on our wireless and wireline networks this year than we have in the past several years. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at December 31, 2024) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless

The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade and expand our wireless network. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable

Capital expenditures in Cable this quarter were in line with last year. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media

The decrease in capital expenditures in Media this quarter was primarily a result of lower stadium infrastructure expenditures associated with the multi-year Rogers Centre modernization project that was completed earlier this year.

Capital intensity

Capital intensity increased this quarter as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	A-9	Fourth Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Deduct (add):
Depreciation and amortization	1,174	1,172	—	4,616	4,121	12
Restructuring, acquisition and other	83	86	(3)	406	685	(41)
Finance costs	571	568	1	2,295	2,047	12
Other (income) expense	(11)	(19)	(42)	(6)	362	n/m
Income tax expense	158	194	(19)	572	517	11

Net income	558	328	70	1,734	849	104

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg
Depreciation of property, plant and equipment	934	938	—	3,665	3,331	10
Depreciation of right-of-use assets	104	107	(3)	408	371	10
Amortization	136	127	7	543	419	30

Total depreciation and amortization	1,174	1,172	—	4,616	4,121	12

Restructuring, acquisition and other

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2024	2023	2024	2023
Restructuring, acquisition and other excluding Shaw Transaction-related costs	44	25	276	365
Shaw Transaction-related costs	39	61	130	320

Total restructuring, acquisition and other	83	86	406	685

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the fourth quarters of 2023 and 2024 include severance and other departure-related costs associated with the targeted restructuring of our employee base. These costs also included costs related to real estate rationalization programs and transaction costs related to other completed and potential acquisitions and other corporate transactions.

The Shaw Transaction-related costs in the fourth quarter of 2023 and 2024 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	A-10	Fourth Quarter 2024

Finance costs

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Total interest on borrowings [1]	497	531	(6)	2,022	1,981	2
Interest earned on restricted cash and cash equivalents	—	—	—	—	(149)	(100)

Interest on borrowings, net	497	531	(6)	2,022	1,832	10
Interest on lease liabilities	34	31	10	137	111	23
Interest on post-employment benefits	(2)	(3)	(33)	(5)	(13)	(62)
Loss (gain) on foreign exchange	115	(127)	n/m	222	(111)	n/m
Change in fair value of derivative instruments	(111)	111	n/m	(205)	108	n/m
Capitalized interest	(6)	(10)	(40)	(36)	(38)	(5)
Deferred transaction costs and other	44	35	26	160	158	1

Total finance costs	571	568	1	2,295	2,047	12
[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net

The 6% decrease in net interest on borrowings this quarter was primarily a result of lower interest expense associated with refinancing a significant portion of the borrowings under our term loan facility with senior notes issued in September 2023 and February 2024.

Income tax expense

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars, except tax rates)	2024	2023	2024	2023
Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	716	522	2,306	1,366
Computed income tax expense	188	137	604	358
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(7)	11	(13)	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	—	52	—	52
Non-taxable income from security investments	—	(6)	—	(16)
Non-deductible loss on joint venture’s non-controlling interest purchase obligation	—	—	—	111
Other items	(23)	—	(19)	3

Total income tax expense	158	194	572	517

Effective income tax rate	22.1%	37.2%	24.8%	37.8%
Cash income taxes paid	157	39	545	439

Cash income taxes paid increased this quarter due to the timing of installment payments.

Rogers Communications Inc.	A-11	Fourth Quarter 2024

Net income

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Net income	558	328	70	1,734	849	104
Basic earnings per share	$1.04	$0.62	68	$3.25	$1.62	101
Diluted earnings per share	$1.02	$0.62	65	$3.20	$1.62	98

Adjusted net income

We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Deduct:
Depreciation and amortization [1]	946	923	2	3,699	3,357	10
Finance costs	571	568	1	2,295	2,047	12
Other income [2]	(11)	(19)	(42)	(6)	(60)	(90)
Income tax expense [3]	233	227	3	910	831	10

Adjusted net income [1]	794	630	26	2,719	2,406	13

Adjusted basic earnings per share	$1.48	$1.19	24	$5.09	$4.60	11
Adjusted diluted earnings per share	$1.46	$1.19	23	$5.04	$4.59	10
[1]

Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and twelve months ended December 31, 2024 of $228 million and $917 million (2023 - $249 million and $764 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw’s historical cost and depreciation policies.

[2]

Other expense (income) for the twelve months ended December 31, 2023 excludes a $422 million loss related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures’ investments.

[3]

Income tax expense excludes recoveries of $75 million and $338 million (2023 - recoveries of $85 million and $366 million) for the three and twelve months ended December 31, 2024 related to the income tax impact for adjusted items and it also excludes a $52 million expense for the three and twelve months ended December 31, 2023 due to a revaluation of deferred tax balances resulting from a change in our income tax rate.

Rogers Communications Inc.	A-12	Fourth Quarter 2024

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2024	2023	2024	2023
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,424	2,243	9,188	8,067
Change in net operating assets and liabilities	(667)	(369)	(876)	(627)
Income taxes paid	(157)	(39)	(545)	(439)
Interest paid, net	(465)	(456)	(2,087)	(1,780)

Cash provided by operating activities	1,135	1,379	5,680	5,221

Investing activities:
Capital expenditures	(1,007)	(946)	(4,041)	(3,934)
Additions to program rights	(16)	(17)	(72)	(74)
Changes in non-cash working capital related to capital expenditures and intangible assets	167	(68)	136	(2)
Acquisitions and other strategic transactions, net of cash acquired	—	786	(475)	(16,215)
Other	(14)	21	(3)	25

Cash used in investing activities	(870)	(224)	(4,455)	(20,200)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	19	(96)	1,138	(1,439)
Net issuance (repayment) of long-term debt	5	(2,749)	(1,103)	5,040
Net proceeds on settlement of debt derivatives and forward contracts	110	260	107	492
Transaction costs incurred	(1)	—	(47)	(284)
Principal payments of lease liabilities	(120)	(106)	(478)	(370)
Dividends paid	(181)	(191)	(739)	(960)
Other	(1)	—	(5)	—

Cash (used in) provided by financing activities	(169)	(2,882)	(1,127)	2,479

Change in cash and cash equivalents and restricted cash and cash equivalents	96	(1,727)	98	(12,500)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	802	2,527	800	13,300

Cash and cash equivalents, end of period	898	800	898	800

Operating activities

This quarter, cash provided by operating activities decreased primarily as a result of a greater net investment in net operating assets and liabilities, partially offset by higher adjusted EBITDA.

Investing activities

Capital expenditures

During the quarter, we incurred $1,007 million (2023 - $946 million) on capital expenditures before changes in non-cash working capital items. See “Capital Expenditures” for more information.

Rogers Communications Inc.	A-13	Fourth Quarter 2024

Financing activities

During the quarter, we received net amounts of $133 million (2023 - paid $2,585 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2024 and December 31, 2023.

	As at December 31	As at December 31
(In millions of dollars)	2024	2023

Receivables securitization program	2,000	1,600
US commercial paper program (net of the discount on issuance)	452	150
Non-revolving credit facility borrowings (net of the discount on issuance)	507	—

Total short-term borrowings	2,959	1,750

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Repayment of receivables securitization			(400)			(400)

Net (repayment of) proceeds received from receivables securitization			(400)			400

Proceeds received from US commercial paper	607	1.415	859	2,009	1.373	2,759
Repayment of US commercial paper	(294)	1.429	(420)	(1,819)	1.371	(2,494)
Net proceeds received from US commercial paper			439			265

Proceeds received from non-revolving credit facilities (US$) [1]	1,070	1.403	1,501	2,899	1.378	3,996
Repayment of non-revolving credit facilities (US$) [1]	(1,083)	1.404	(1,521)	(2,547)	1.383	(3,523)
Net (repayment of) proceeds received from non-revolving credit facilities			(20)			473

Net proceeds received from short-term borrowings			19			1,138

[1]

Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	A-14	Fourth Quarter 2024

	Three months ended December 31, 2023			Twelve months ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Repayment of receivables securitization			—			(1,000)
Net repayment of receivables securitization			—			(1,000)

Proceeds received from US commercial paper	306	1.373	420	1,803	1.357	2,447
Repayment of US commercial paper	(194)	1.361	(264)	(1,858)	1.345	(2,499)

Net proceeds received from (repayment of) US commercial paper			156			(52)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$)	—	—	—	2,125	1.349	2,866
Total proceeds received from non-revolving credit facilities			—			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			—			(758)
Repayment of non-revolving credit facilities (US$)	(183)	1.377	(252)	(2,125)	1.351	(2,870)
Total repayment of non-revolving credit facilities			(252)			(3,628)

Net repayment of non-revolving credit facilities			(252)			(387)

Net repayment of short-term borrowings			(96)			(1,439)

[1]

Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See “Financial Risk Management” for more information.

Rogers Communications Inc.	A-15	Fourth Quarter 2024

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			64			64
Total credit facility borrowings			64			64

Term loan facility net borrowings (US$) [1]	—	—	—	8	n/m	18
Term loan facility net repayments (US$) [1]	(41)	n/m	(59)	(2,553)	1.352	(3,452)
Net repayments under term loan facility			(59)			(3,434)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			5			(1,103)

[1]

Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended December 31, 2023			Twelve months ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Credit facility repayments (US$)	—	—	—	(220)	1.336	(294)
Net borrowings under credit facilities			—			7

Term loan facility net borrowings (US$) [1]	—	—	—	4,506	1.350	6,082
Term loan facility net repayments (US$)	(811)	1.337	(1,084)	(1,265)	1.340	(1,695)
Net (repayments) borrowings under term loan facility			(1,084)			4,387

Senior note issuances (Cdn$)			—			3,000

Senior note repayments (Cdn$)			(500)			(500)
Senior note repayments (US$)	(850)	1.37	(1,165)	(1,350)	1.373	(1,854)
Total senior notes repayments			(1,665)			(2,354)

Net (repayment) issuance of senior notes			(1,665)			646

Net (repayment) issuance of long-term debt			(2,749)			5,040
[1]

Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	A-16	Fourth Quarter 2024

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Long-term debt net of transaction costs, beginning of period	40,294	44,094	40,855	31,733
Net issuance (repayment) of long-term debt	5	(2,749)	(1,103)	5,040
Long-term debt assumed through the Shaw Transaction	—	—	—	4,526
Increase in government grant liability related to Canada Infrastructure Bank facility	(39)	—	(39)	—
Loss (gain) on foreign exchange	1,599	(526)	2,094	(549)
Deferred transaction costs incurred	1	—	(52)	(31)
Amortization of deferred transaction costs	36	36	141	136

Long-term debt net of transaction costs, end of period	41,896	40,855	41,896	40,855

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During 2023, we repaid $1.6 billion of the tranche maturing in 2027. In February 2024, we used the proceeds from our senior note issuances (see “Issuance of senior notes and related debt derivatives”) to repay an additional $3.4 billion of the facility such that $1 billion remains outstanding under the April 2026 tranche.

In April 2023, we also assumed $4.55 billion principal amount of Shaw’s senior notes upon closing the Shaw Transaction, of which $500 million was subsequently repaid at maturity in November 2023 and $500 million was repaid at maturity in January 2024.

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes we issued during the three and twelve months ended December 31, 2024 and 2023.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2024 issuances

February 9, 2024	US	1,250	2029	5.000%	99.714%	1,684	20

February 9, 2024	US	1,250	2034	5.300%	99.119%	1,683	30

2023 issuances

September 21, 2023		500	2026	5.650%	99.853%	500	3

September 21, 2023		1,000	2028	5.700%	99.871%	1,000	8

September 21, 2023		500	2030	5.800%	99.932%	500	4

September 21, 2023		1,000	2033	5.900%	99.441%	1,000	12

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Dividends

Below is a summary of the dividends declared and paid on RCI’s outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2024 and 2023. On January 29, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2025, to shareholders of record on March 10, 2025.

Rogers Communications Inc.	A-17	Fourth Quarter 2024

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552

April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651

July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633

October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252	—

April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264	—

July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265	1,454

November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265	1,244

[1]	Class B Non-Voting Shares are issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Free cash flow

	Three months ended December 31			Twelve months ended December 31

(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,533	2,329	9	9,617	8,581	12
Deduct:
Capital expenditures [1]	1,007	946	6	4,041	3,934	3
Interest on borrowings, net and capitalized interest	491	521	(6)	1,986	1,794	11
Cash income taxes [2]	157	39	n/m	545	439	24

Free cash flow	878	823	7	3,045	2,414	26
[1]

Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2]	Cash income taxes are net of refunds received.

The 7% increase in free cash flow this quarter was primarily a result of higher adjusted EBITDA, partially offset by higher cash income taxes.

Rogers Communications Inc.	A-18	Fourth Quarter 2024

Financial Condition

Available liquidity

Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2024 and December 31, 2023.

As at December 31, 2024 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available

Cash and cash equivalents	898	—	—	—	898
Bank credit facilities [2]:
Revolving	4,000	—	10	455	3,535
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,000	—	—	400

Total	7,801	2,500	13	455	4,833
[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available

Cash and cash equivalents	800	—	—	—	800
Bank credit facilities [2]:
Revolving	4,000	—	10	151	3,839
Non-revolving	500	—	—	—	500
Outstanding letters of credit	243	—	243	—	—
Receivables securitization [2]	2,400	1,600	—	—	800

Total	7,943	1,600	253	151	5,939
[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter, we borrowed $64 million under this facility.

Weighted average cost of borrowings

Our weighted average cost of all borrowings was 4.61% as at December 31, 2024 (December 31, 2023 - 4.85%) and our weighted average term to maturity was 9.8 years (December 31, 2023 - 10.4 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	A-19	Fourth Quarter 2024

Adjusted net debt and debt leverage ratio

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at December 31	As at December 31

(In millions of dollars, except ratios)	2024	2023

Current portion of long-term debt	3,696	1,100

Long-term debt	38,200	39,755

Deferred transaction costs and discounts	951	1,040

	42,847	41,895

Add (deduct):

Adjustment of US dollar-denominated debt to hedged rate	(2,855)	(808)

Subordinated notes adjustment [1]	(1,540)	(1,496)

Short-term borrowings	2,959	1,750

Deferred government grant liability [2]	39	—

Current portion of lease liabilities	587	504

Lease liabilities	2,191	2,089

Cash and cash equivalents	(898)	(800)

Adjusted net debt [3]	43,330	43,134

Divided by: trailing 12-month adjusted EBITDA	9,617	8,581

Debt leverage ratio	4.5	5.0

Divided by: pro forma trailing 12-month adjusted EBITDA [3]	n/a	9,095

Pro forma debt leverage ratio	n/a	4.7

[1]

For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[2]

For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.

[3]

Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

Rogers Communications Inc.	A-20	Fourth Quarter 2024

Outstanding common shares

	As at December 31	As at December 31
	2024	2023

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	424,949,191	418,868,891

Total common shares	536,101,202	530,020,902

Options to purchase Class B Non-Voting Shares
Outstanding options	9,707,847	10,593,645
Outstanding options exercisable	6,135,190	4,749,678

[1]

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

We issue Class B Non-Voting Shares as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see “Managing our Liquidity and Financial Resources” for more information).

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2023 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 90.8% of our outstanding debt, including short-term borrowings, as at December 31, 2024 (December 31, 2023 - 85.6%).

Debt derivatives

We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	A-21	Fourth Quarter 2024

Credit facilities and US CP

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,204	1.406	4,504	14,943	1.366	20,407
Debt derivatives settled	3,258	1.407	4,583	17,136	1.364	23,368
Net cash received on settlement			95			87

US commercial paper program
Debt derivatives entered	607	1.415	859	2,008	1.374	2,758
Debt derivatives settled	293	1.427	418	1,807	1.371	2,478
Net cash received on settlement			8			13

	Three months ended December 31, 2023			Twelve months ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	10,177	1.365	13,891	38,205	1.348	51,517
Debt derivatives settled	11,171	1.363	15,226	34,964	1.348	47,126
Net cash paid on settlement			(27)			(10)

US commercial paper program
Debt derivatives entered	307	1.365	419	1,803	1.357	2,447
Debt derivatives settled	194	1.361	264	1,848	1.345	2,486
Net cash paid on settlement			(1)			(20)

As at December 31, 2024, we had US$1,048 million and US$314 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2023 - US$3,241 million and US$113 million), at average rates of $1.439/US$ and $1.423/US$ (December 31, 2023 - $1.352/US$ and $1.369/US$), respectively.

Senior notes

Below is a summary of the debt derivatives we entered into related to senior notes during the three and twelve months ended December 31, 2024. We did not enter into any debt derivatives related to senior notes issued during 2023.

(In millions of dollars, except interest rates)
		US$		Hedging effect

Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at December 31, 2024, we had US$17,250 million (December 31, 2023 - US$14,750 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.272/US$ (December 31, 2023 - $1.259/US$).

Rogers Communications Inc.	A-22	Fourth Quarter 2024

Lease liabilities

Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	43	1.442	62	271	1.369	371
Debt derivatives settled	59	1.305	77	214	1.322	283

	Three months ended December 31, 2023			Twelve months ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	93	1.312	122	274	1.336	366
Debt derivatives settled	42	1.310	55	142	1.310	186

As at December 31, 2024, we had US$416 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2023 - US$357 million) with terms to maturity ranging from January 2025 to December 2027 (December 31, 2023 - January 2024 to December 2026) at an average rate of $1.349/US$ (December 31, 2023 - $1.329/US$).

See “Mark-to-market value” for more information about our debt derivatives.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	30	1.300	39	1,140	1.340	1,528
Expenditure derivatives settled	285	1.326	378	1,200	1.325	1,590

	Three months ended December 31, 2023			Twelve months ended December 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	420	1.326	557	1,650	1.325	2,187
Expenditure derivatives acquired	—	—	—	212	1.330	282
Expenditure derivatives settled	273	1.267	346	1,172	1.262	1,479

As at December 31, 2024, we had US$1,590 million notional amount of expenditure derivatives outstanding (December 31, 2023 - US$1,650 million) with terms to maturity ranging from January 2025 to December 2026 (December 31, 2023 - January 2024 to December 2025) at an average rate of $1.336/US$ (December 31, 2023 - $1.325/US$).

See “Mark-to-market value” for more information about our expenditure derivatives.

Rogers Communications Inc.	A-23	Fourth Quarter 2024

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2024, we had equity derivatives outstanding for 6.0 million (December 31, 2023 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (December 31, 2023 - $54.02).

In 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

See “Mark-to-market value” for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts

Below is a summary of the net proceeds on settlement of debt derivatives and forward contracts during the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars, except exchange rates)	2024	2023	2024	2023

Credit facilities	95	(27)	87	(10)
US commercial paper program	8	(1)	13	(20)
Senior and subordinated notes	—	288	—	522
Lease liabilities	7	—	7	—

Net proceeds on settlement of debt derivatives and forward contracts	110	260	107	492

Rogers Communications Inc.	A-24	Fourth Quarter 2024

Mark-to-market value We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2024

(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)
Net mark-to-market equity derivative liability				(54)

Net mark-to-market asset				435

	As at December 31, 2023

(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Short-term debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48
Net mark-to-market equity derivative asset				48

Net mark-to-market liability				(538)

Rogers Communications Inc.	A-25	Fourth Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see “Non-GAAP and Other Financial Measures”), are not measurements in accordance with IFRS. They include:

• subscriber counts;	• Cable average revenue per account (ARPA);
• Wireless;	• Cable customer relationships;
• Cable; and	• Cable market penetration (penetration);
• homes passed (Cable);	• capital intensity; and
• Wireless subscriber churn (churn);	• total service revenue.
• Wireless mobile phone average revenue per user (ARPU);

Non-GAAP and Other Financial Measures

We use the following “non-GAAP financial measures” and other “specified financial measures” (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income

•  To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

		Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.	Net (loss) income
Pro forma trailing 12-month adjusted EBITDA	• To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Rogers Communications Inc.	A-26	Fourth Quarter 2024

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share

•  To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income

divided by

basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by

diluted weighted average shares outstanding.

Pro forma debt leverage ratio

•  We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the applicable trailing 12-month period.

Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	• To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Rogers Communications Inc.	A-27	Fourth Quarter 2024

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2024	2023	2024	2023

Net income	558	328	1,734	849
Add:
Income tax expense	158	194	572	517
Finance costs	571	568	2,295	2,047
Depreciation and amortization	1,174	1,172	4,616	4,121
EBITDA	2,461	2,262	9,217	7,534
Add (deduct):
Other (income) expense	(11)	(19)	(6)	362
Restructuring, acquisition and other	83	86	406	685

Adjusted EBITDA	2,533	2,329	9,617	8,581

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31

(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2024	2023	2024	2023

Net income	558	328	1,734	849
Add (deduct):
Restructuring, acquisition and other	83	86	406	685
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	228	249	917	764
Loss on non-controlling interest purchase obligation	—	—	—	422
Income tax impact of above items	(75)	(85)	(338)	(366)
Income tax adjustment, tax rate change	—	52	—	52

Adjusted net income	794	630	2,719	2,406

Rogers Communications Inc.	A-28	Fourth Quarter 2024

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2024	2023	2024	2023

Cash provided by operating activities	1,135	1,379	5,680	5,221
Add (deduct):
Capital expenditures	(1,007)	(946)	(4,041)	(3,934)
Interest on borrowings, net and capitalized interest	(491)	(521)	(1,986)	(1,794)
Interest paid, net	465	456	2,087	1,780
Restructuring, acquisition and other	83	86	406	685
Program rights amortization	(11)	(12)	(63)	(70)
Change in net operating assets and liabilities	667	369	876	627
Other adjustments [1]	37	12	86	(101)

Free cash flow	878	823	3,045	2,414
[1]	Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	A-29	Fourth Quarter 2024

Other Information

Consolidated financial results - quarterly summary

Below is a summary of our consolidated results for the past eight quarters.

	2024				2023

(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,981	2,620	2,466	2,528	2,868	2,584	2,424	2,346
Cable	1,983	1,970	1,964	1,959	1,982	1,993	2,013	1,017
Media	616	653	736	479	558	586	686	505
Corporate items and intercompany eliminations	(99)	(114)	(73)	(65)	(73)	(71)	(77)	(33)
Total revenue	5,481	5,129	5,093	4,901	5,335	5,092	5,046	3,835
Total service revenue [1]	4,543	4,567	4,599	4,357	4,470	4,527	4,534	3,314

Adjusted EBITDA
Wireless	1,367	1,365	1,296	1,284	1,291	1,294	1,222	1,179
Cable	1,169	1,133	1,116	1,100	1,111	1,080	1,026	557
Media	53	134	—	(103)	4	107	4	(38)
Corporate items and intercompany eliminations	(56)	(87)	(87)	(67)	(77)	(70)	(62)	(47)
Adjusted EBITDA	2,533	2,545	2,325	2,214	2,329	2,411	2,190	1,651
Deduct (add):
Depreciation and amortization	1,174	1,157	1,136	1,149	1,172	1,160	1,158	631
Restructuring, acquisition and other	83	91	90	142	86	213	331	55
Finance costs	571	568	576	580	568	600	583	296
Other (income) expense	(11)	2	(5)	8	(19)	426	(18)	(27)
Net income before income tax expense	716	727	528	335	522	12	136	696
Income tax expense	158	201	134	79	194	111	27	185
Net income (loss)	558	526	394	256	328	(99)	109	511

Earnings (loss) per share:
Basic	$1.04	$0.99	$0.74	$0.48	$0.62	($0.19)	$0.21	$1.01
Diluted	$1.02	$0.98	$0.73	$0.46	$0.62	($0.20)	$0.20	$1.00

Net income (loss)	558	526	394	256	328	(99)	109	511
Add (deduct):
Restructuring, acquisition and other	83	91	90	142	86	213	331	55
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	228	227	220	242	249	263	252	—
Loss on non-controlling interest purchase obligation	—	—	—	—	—	422	—	—
Income tax impact of above items	(75)	(82)	(81)	(100)	(85)	(120)	(148)	(13)
Income tax adjustment, tax rate change	—	—	—	—	52	—	—	—
Adjusted net income	794	762	623	540	630	679	544	553

Adjusted earnings per share:
Basic	$1.48	$1.43	$1.17	$1.02	$1.19	$1.28	$1.03	$1.10
Diluted	$1.46	$1.42	$1.16	$0.99	$1.19	$1.27	$1.02	$1.09

Capital expenditures	1,007	977	999	1,058	946	1,017	1,079	892
Cash provided by operating activities	1,135	1,893	1,472	1,180	1,379	1,754	1,635	453
Free cash flow	878	915	666	586	823	745	476	370
[1]	As defined. See “Key Performance Indicators”.

Rogers Communications Inc.	A-30	Fourth Quarter 2024

Supplementary Information

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31

	2024	2023	2024	2023

Revenue	5,481	5,335	20,604	19,308

Operating expenses:
Operating costs	2,948	3,006	10,987	10,727
Depreciation and amortization	1,174	1,172	4,616	4,121
Restructuring, acquisition and other	83	86	406	685
Finance costs	571	568	2,295	2,047
Other (income) expense	(11)	(19)	(6)	362

Income before income tax expense	716	522	2,306	1,366
Income tax expense	158	194	572	517

Net income for the period	558	328	1,734	849

Earnings per share:
Basic	$1.04	$0.62	$3.25	$1.62
Diluted	$1.02	$0.62	$3.20	$1.62

Rogers Communications Inc.	A-31	Fourth Quarter 2024

Rogers Communications Inc.

Condensed Consolidated Statements of Financial Position

(In millions of dollars, unaudited)

	As at December 31	As at December 31

	2024	2023

Assets
Current assets:
Cash and cash equivalents	898	800
Accounts receivable	5,478	4,996
Inventories	641	456
Current portion of contract assets	171	163
Other current assets	849	1,202
Current portion of derivative instruments	336	80
Assets held for sale	—	137
Total current assets	8,373	7,834

Property, plant and equipment	25,072	24,332
Intangible assets	17,858	17,896
Investments	615	598
Derivative instruments	997	571
Financing receivables	1,189	1,101
Other long-term assets	1,027	670
Goodwill	16,280	16,280

Total assets	71,411	69,282

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	2,959	1,750
Accounts payable and accrued liabilities	4,059	4,221
Income tax payable	26	—
Other current liabilities	482	434
Contract liabilities	800	773
Current portion of long-term debt	3,696	1,100
Current portion of lease liabilities	587	504
Total current liabilities	12,609	8,782

Provisions	61	54
Long-term debt	38,200	39,755
Lease liabilities	2,191	2,089
Other long-term liabilities	1,666	1,783
Deferred tax liabilities	6,281	6,379
Total liabilities	61,008	58,842

Shareholders’ equity	10,403	10,440

Total liabilities and shareholders’ equity	71,411	69,282

Rogers Communications Inc.	A-32	Fourth Quarter 2024

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31

	2024	2023	2024	2023
Operating activities:
Net income for the period	558	328	1,734	849
Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization	1,174	1,172	4,616	4,121
Program rights amortization	11	12	63	70
Finance costs	571	568	2,295	2,047
Income tax expense	158	194	572	517
Post-employment benefits contributions, net of expense	28	21	82	46
(Income) losses from associates and joint ventures	(9)	—	(8)	412
Other	(67)	(52)	(166)	5
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,424	2,243	9,188	8,067
Change in net operating assets and liabilities	(667)	(369)	(876)	(627)
Income taxes paid	(157)	(39)	(545)	(439)
Interest paid, net	(465)	(456)	(2,087)	(1,780)

Cash provided by operating activities	1,135	1,379	5,680	5,221

Investing activities:
Capital expenditures	(1,007)	(946)	(4,041)	(3,934)
Additions to program rights	(16)	(17)	(72)	(74)
Changes in non-cash working capital related to capital expenditures and intangible assets	167	(68)	136	(2)
Acquisitions and other strategic transactions, net of cash acquired	—	786	(475)	(16,215)
Other	(14)	21	(3)	25

Cash used in investing activities	(870)	(224)	(4,455)	(20,200)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	19	(96)	1,138	(1,439)
Net issuance (repayment) of long-term debt	5	(2,749)	(1,103)	5,040
Net proceeds on settlement of debt derivatives and forward contracts	110	260	107	492
Transaction costs incurred	(1)	—	(47)	(284)
Principal payments of lease liabilities	(120)	(106)	(478)	(370)
Dividends paid	(181)	(191)	(739)	(960)
Other	(1)	—	(5)	—

Cash (used in) provided by financing activities	(169)	(2,882)	(1,127)	2,479

Change in cash and cash equivalents and restricted cash and cash equivalents	96	(1,727)	98	(12,500)

Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	802	2,527	800	13,300

Cash and cash equivalents, end of period	898	800	898	800

Rogers Communications Inc.	A-33	Fourth Quarter 2024

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31

(In millions of dollars)	2024	2023	2024	2023

Accounts receivable, excluding financing receivables	(388)	(182)	(396)	(362)
Financing receivables	(413)	(433)	(318)	(367)
Contract assets	11	(19)	7	(44)
Inventories	(169)	6	(185)	(4)
Other current assets	34	35	146	1
Accounts payable and accrued liabilities	82	77	(209)	11
Contract and other liabilities	176	147	79	138

Total change in net operating assets and liabilities	(667)	(369)	(876)	(627)

Rogers Communications Inc.	A-34	Fourth Quarter 2024

Long-term debt

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2024	2023
Term loan facility				Floating	1,001	4,286
Canada Infrastructure Bank credit facility	2052			1.000%	64	—
Senior notes	2024		600	4.000%	—	600
Senior notes [1]	2024		500	4.350%	—	500
Senior notes	2025	US	1,000	2.950%	1,439	1,323
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	1,007	926
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	719	661
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,870	1,719
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	500	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2029	US	1,250	5.000%	1,799	—
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	500	500
Senior notes	2032	US	2,000	3.800%	2,878	2,645
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	288	265
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,799	—
Senior notes	2038	US	350	7.500%	504	463
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,079	992
Senior notes	2043	US	500	4.500%	719	661
Senior notes	2043	US	650	5.450%	935	860
Senior notes	2044	US	1,050	5.000%	1,511	1,389
Senior notes	2048	US	750	4.300%	1,079	992
Senior notes [1]	2049		300	4.250%	300	300
Senior notes	2049	US	1,250	4.350%	1,799	1,653
Senior notes	2049	US	1,000	3.700%	1,439	1,323
Senior notes	2052	US	2,000	4.550%	2,878	2,645
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,079	992
					42,886	41,895
Deferred transaction costs and discounts					(951)	(1,040)
Deferred government grant liability					(39)	—
Less current portion					(3,696)	(1,100)

Total long-term debt					38,200	39,755
[1]	Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2024 and 2023.
[2]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2024 and 2023.
[3]	The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	A-35	Fourth Quarter 2024

About Forward-Looking Information

This earnings release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•	typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:

•  the growth of new products and services;

•  expected growth in subscribers and the services to which they subscribe;

•  the cost of acquiring and retaining subscribers and deployment of new services;

•  continued cost reductions and efficiency improvements;

•  the proposed $7 billion structured equity investment, including its expected terms and the use of proceeds therefrom;

•  our debt leverage ratio and how we intend to manage that ratio;

•  the completion and financing of the MLSE Transaction; and

•  all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:

•  general economic and industry conditions, including the effects of inflation;

•  currency exchange rates and interest rates;

•  product pricing levels and competitive intensity;

•  subscriber growth;

•  pricing, usage, and churn rates;

•  changes in government regulation;

•  technology and network deployment;

•  availability of devices;

•  timing of new product launches;

•  content and equipment costs;

•  the integration of acquisitions; and

•  industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Rogers Communications Inc.	A-36	Fourth Quarter 2024

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•  regulatory changes;

•  technological changes;

•  economic, geopolitical, and other conditions affecting commercial activity;

•  unanticipated changes in content or equipment costs;

•  changing conditions in the entertainment, information, and communications industries;

•  sports-related work stoppages or cancellations and labour disputes;

•  the integration of acquisitions;

•  litigation and tax matters;

•  the level of competitive intensity;

•  the emergence of new opportunities;

•  external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•  anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;

•  new interpretations and new accounting standards from accounting standards bodies;

•  the MLSE Transaction, and any financing for it from private investors, may not be completed on the anticipated terms or at all;

•  we may not reach definitive agreements for, or may not complete, the proposed $7 billion structured equity investment on the anticipated terms or at all;

•  if completed, we may use proceeds from the structured equity investment for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and

•  the other risks outlined in “Risks and Uncertainties Affecting our Business” in our 2023 Annual MD&A and “Updates to Risks and Uncertainties” in our Third Quarter 2024 MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the “Regulatory Developments” and “Updates to Risks and Uncertainties” sections in our Third Quarter 2024 MD&A and fully review the sections in our 2023 Annual MD&A entitled “Regulation in Our Industry” and “Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	A-37	Fourth Quarter 2024

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 26, 2023

ROGERS COMMUNICATIONS INC.

US$8,000,000,000

Debt Securities

Preferred Shares

We may offer from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains valid, debt securities or preferred shares (collectively, “securities”) in an aggregate amount not to exceed US$8,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering). The debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series. The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive.

The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors. We will provide the specific terms of any securities we offer in one or more prospectus supplements which will accompany this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

We may sell securities to or through underwriters or dealers purchasing as principals, and may also sell securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular issue of securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, including, to the extent applicable, the proceeds to be received by us and any compensation payable to underwriters, dealers or agents. See “Plan of Distribution”.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrants. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada. The securities offered hereby will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except, to the extent provided in the prospectus supplement relating to a particular issue of securities, pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws.

Unless otherwise specified in the applicable prospectus supplement, each issue of securities will be a new issue of securities with no established trading market. There is currently no market through which the securities may be sold and purchasers may not be able to resell the securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which the securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

Our head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 and our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on other information included in the registration statement of which this prospectus forms a part. References to this “prospectus” include documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any jurisdiction where the offer is not permitted by law.

Except as set forth under “Description of Debt Securities” and “Description of Preferred Shares as a Class”, or unless the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms “Company”, “we”, “us”, “our” and “Rogers” refer to Rogers Communications Inc. and its subsidiaries, the term “RCI” refers to Rogers Communications Inc. and not any of its subsidiaries, references to “Cdn$” and “$” are to Canadian dollars, and references to “U.S. dollars” or “US$” are to United States dollars.

All information permitted under applicable legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference in this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those securities to which the prospectus supplement pertains. We have filed an undertaking with the Ontario Securities Commission that we will not distribute, under this prospectus, specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the Ontario Securities Commission the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are stated in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the Ontario Securities Commission under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by us under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference in, and form an integral part of, this prospectus (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference in this prospectus or any prospectus supplement):

1.	our annual information form for the year ended December 31, 2022, dated March 9, 2023 (the “Annual Information Form”);

2.

our audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”), together with the report of the auditors thereon, and management’s discussion and analysis in respect of those statements (the “Annual MD&A”);

3.

our unaudited interim condensed consolidated financial statements as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 (the “Interim Financial Statements”), and our management’s discussion and analysis in respect of those statements (the “Interim MD&A”);

4.	our management information circular, dated March 24, 2023, in connection with our annual meeting of shareholders held on April 26, 2023;

5.	our material change report filed on April 5, 2023 in respect of our completion of the Shaw Transaction (as defined under “Recent Developments – The Shaw Transaction”) on April 3, 2023; and

6.	our business acquisition report, dated June 7, 2023 with respect to the Shaw Transaction (the “Business Acquisition Report”).

Any documents of the types required to be incorporated by reference in a short form prospectus pursuant to Section 11.1 of National Instrument 44-101F1 — Short Form Prospectus (“NI 44-101F1”), including any documents of the types referred to above (excluding confidential material change reports), filed by us with the Ontario Securities Commission after the date of this prospectus and prior to 25 months from the date hereof, shall be deemed to be incorporated by reference in this prospectus (except that any description of our credit ratings in any such document or report shall not be deemed to be incorporated by reference in this prospectus or any prospectus supplement). In addition, any such documents which are filed with or furnished to the SEC by using our periodic reports on Form 6-K or annual report on Form 40-F (or any respective successor form) after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the Ontario Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, material change reports, information circulars and business acquisition reports (to the extent the business acquisition report is incorporated by reference in such new annual information form or is not otherwise required to be incorporated by reference in a short form prospectus pursuant to Section 11.1 of NI 44-101F1) filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by us with and, where required, accepted by, the Ontario Securities Commission during the term of this prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated in this prospectus for purposes of future offers and sales of securities hereunder.

A prospectus supplement containing the specific terms of an offering of the securities and, if applicable, updated disclosure of earnings coverage ratios will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. Documents that we have filed with the Ontario Securities Commission may also be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedarplus.ca.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the securities. This prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, including the exhibits filed therewith, to which reference is made for further information.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus (including certain documents incorporated by reference herein) includes “forward-looking information”, within the meaning of applicable Canadian securities legislation, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions about, among other things, our business, operations, and financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, conclusions, forecasts and projections relating to revenue, total service revenue, adjusted EBITDA, capital expenditures, cash income tax payments, free cash flow, dividend payments, the growth of new products and services, expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and deployment of new services, continued cost reductions and efficiency improvements, our debt leverage ratio, the benefits expected to result from the Shaw Transaction (as defined under “Recent Developments — The Shaw Transaction”), including corporate, operational, scale, and other synergies and their anticipated timing, and all other statements that are not historical facts.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook”, “target” and similar expressions, although not all statements containing forward-looking information include such words. Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, that we believe to have been reasonable at the time they were applied but may prove to be incorrect, and the following factors, among others: general economic and industry conditions, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology and network deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus (including the documents incorporated by reference herein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty. Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to, the risks and uncertainties relating to or resulting from the following:

•	regulatory changes;

•	technological changes;

•	economic, geopolitical and other conditions affecting commercial activity;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	sports-related work stoppages or cancellations and labor disputes;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities;

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•	risks related to the Shaw Transaction, including the possibility:

•	we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;

•	the integration of the businesses and operations of Rogers and Shaw Communications Inc. may be more difficult, time-consuming, or costly than expected; and

•

that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;

•	new interpretations and new accounting standards from accounting standards bodies; and

•	other risks outlined in “Risks and Uncertainties Affecting our Business” in our Annual MD&A and in “Updates to Risks and Uncertainties” in our Interim MD&A.

These risks, uncertainties and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this prospectus is qualified by the cautionary statements herein. Before making any investment decision in respect of the securities and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference in and included in this prospectus, including the risks referenced under “Risk Factors”.

ROGERS COMMUNICATIONS INC.

We are a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of high-speed Internet, cable television and phone services. Through Rogers Media, we are engaged in sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping and digital media.

RECENT DEVELOPMENTS

The Shaw Transaction

On April 3, 2023, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, the “Shaw Shares”) of Shaw Communications Inc. (the “Shaw Transaction”). We paid, in the aggregate, $20.5 billion for the Shaw Shares, of which approximately $19 billion was paid in cash and approximately $1.5 billion was paid through the issuance of 23.6 million RCI Class B Non-Voting common shares. We funded the cash consideration for the Shaw Transaction as follows: (1) approximately $13 billion from cash and restricted cash and cash equivalents on hand (which was funded primarily from the net proceeds from the sale of senior notes in the first quarter of 2022) and (2) approximately $6 billion borrowed on April 3, 2023 under our $6 billion non-revolving term loan facility. We also assumed approximately $2.9 billion of debt, net of cash and consideration received from the Freedom Transaction (as defined below), on April 3, 2023.

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (“Freedom”), a subsidiary of Shaw Communications Inc. (“Shaw”), were sold to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor Inc. (“Quebecor”) (the “Freedom Transaction”). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among RCI, Shaw, Shaw Telecom Inc., Quebecor and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom’s infrastructure, spectrum licences, and retail locations.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw’s payment obligations under those senior notes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2023 to the date of this prospectus, except as described in this prospectus and the documents incorporated by reference in this prospectus (including subsequent documents incorporated by reference in this prospectus). See “Recent Developments – The Shaw Transaction”.

USE OF PROCEEDS

Any net proceeds that we expect to receive from the sale of securities will be set forth in a prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the net proceeds from a sale of securities will be used for any one or more of debt repayment, working capital, acquisitions or other general corporate purposes. We may, from time to time, incur additional debt other than through the issue of securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell the securities, separately or together, for cash or other consideration, to or through one or more underwriters or dealers purchasing as principals, and also may offer and sell securities to one or more purchasers directly or through agents. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

The prospectus supplement with respect to any securities being offered will set forth the terms of the offering of those securities, which may include:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, those securities and the proceeds to us from such sale,

•	any delayed delivery arrangements,

•	any underwriting discounts or commissions and other items constituting underwriters’ compensation,

•	any offering price (or the manner of determination thereof if offered on a non-fixed price basis),

•	any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which those securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with securities offered by that prospectus supplement.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

The securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada. The securities offered hereby will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except, to the extent provided in the prospectus supplement relating to a particular issue of securities, pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws.

Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the “senior debt securities”) or subordinated (the “subordinated debt securities”). The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities”. Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated debt. The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our unsubordinated indebtedness.

The following description sets forth certain general terms of the debt securities. The particular terms of a series of debt securities offered by any prospectus supplement and the extent, if any, to which such general terms may apply to those debt securities will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the applicable prospectus supplement and to the following description. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information. In this description, the words “we”, “us”, “our”, “RCI” and “Rogers Communications Inc.” refer to Rogers Communications Inc. (or its successors, if any) and not any of its subsidiaries.

When we refer to the “indenture” in this prospectus in respect of a particular series of debt securities, we are referring to the indenture under which the debt securities are issued, as supplemented by the supplemental indenture applicable to such series. The indenture under which any debt securities will be issued will be described in the applicable prospectus supplement. When we issue a series of debt securities, the terms and provisions that are particular to those securities will be set forth in the relevant indenture. The debt securities will be issued under (i) the indenture, dated August 6, 2008, between Rogers Communications Inc. and The Bank of New York Mellon, as trustee, which has been filed as an exhibit to the registration statement of which this prospectus forms a part and on SEDAR+ or (ii) an indenture to be entered into between us and The Bank of New York Mellon, as trustee, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part (each such indenture, a “base indenture” and collectively, the “base indentures”). Each base indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The following summary is of certain provisions of the base indentures and certain general features of the debt securities. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the base indentures and the applicable provisions of the United States Trust Indenture Act of 1939, as amended.

General

The base indentures do not limit the amount of debt securities that may be issued. The debt securities may be issued in one or more series as may be authorized from time to time. The particular terms of any series of debt securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following where applicable:

•	the title of that series,

•	the indenture under which such debt securities will be issued,

•	any limit on the amount that may be issued in respect of that series,

•	whether we will issue the series of debt securities in global form and, if so, who the depositary will be,

•	the maturity date of the debt securities,

•	whether the debt securities are to be issued at an original issue discount and/or whether the debt securities are to be interest bearing,

•

if the debt securities are to be interest bearing, the annual interest rate or interest basis upon which the annual interest rate may be determined, any credit spread or margin over such interest rate, which may be fixed or variable, or any other method for determining the interest rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

•	whether the debt securities will be secured or unsecured and, if secured, the terms of any security provided,

•	any guarantees, including the terms of any such guarantees,

•	the ranking of the series of debt securities relative to our other debt and the terms of the subordination of any series of subordinated debt securities,

•	the place where payments will be payable,

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

•	the date, if any, after which, the price at which, and the conditions under which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions,

•

the date, if any, on which, and the price at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem or, at the holders’ option, to purchase, the series of debt securities,

•	whether any covenants or events of default in addition to, or that are different from, those provided in the base indenture will apply to the series of debt securities,

•	the price at which the debt securities will be issued or whether the debt securities will be issued on a non-fixed price basis,

•	the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable,

•	the denominations in which we will issue the series of debt securities,

•	any defaults and events of default applicable to the series of debt securities,

•	any covenants applicable to the series of debt securities, and

•	any other specific material terms, preferences, rights or limitations of, or restrictions on, the series of debt securities.

If the debt securities will be issued under a different indenture than the base indentures, the applicable prospectus supplement will describe all of the above, to the extent applicable, will identify the trustee for that indenture and will describe the covenants, events of default and other material terms applicable to those debt securities to the extent that they differ from, or are additional to, those provided in the base indentures.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. In addition, if there is more than one guarantor for any debt securities, the guarantees would be joint and several as between the guarantors. We expect any guarantee provided in respect of senior debt securities would constitute an unsubordinated and unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement and set forth in the applicable supplemental indenture. If any debt securities are to be guaranteed, we expect that Rogers Communications Canada Inc., one of RCI’s wholly-owned subsidiaries, would be the guarantor.

One or more series of debt securities may be sold at a discount below or premium above their stated principal amount and may bear no interest or interest at a rate that at the time of issuance is below or above market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices, securities, instruments, loans or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices, securities, instruments, loans or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices, securities, instruments, loans or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

The term debt securities includes debt securities denominated in Canadian dollars, U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

Form and Denomination

We expect most debt securities to be issued in fully registered form without coupons and in denominations of Cdn$1,000 or US$1,000 and any integral multiple thereof.

Convertible Debt Securities

The applicable prospectus supplement will describe, if applicable, the terms on which the debt securities will be convertible into or exchanged or exercised for other securities, including equity securities of RCI. The applicable prospectus supplement will describe how the number of securities to be received upon such conversion, exchange or exercise would be calculated and the anti-dilution protections, if any.

Mergers, Amalgamations and Sales of Assets by RCI

RCI may not amalgamate or consolidate with or merge with or into any other person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RCI is the continuing corporation or (2) the person (if other than RCI) formed by such consolidation or amalgamation or into which RCI is merged or the person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCI substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any province thereof or (B) the laws of the United States or any state thereof or the District of Columbia, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of RCI under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any debt which becomes an obligation of RCI or a subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no default or event of default shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RCI is not the continuing corporation, the successor or continuing person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RCI under the indenture, and thereafter RCI will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Defeasance and Covenant Defeasance of Indenture

Unless otherwise specified in the applicable prospectus supplement of a particular series of debt securities, RCI may, at its option, and at any time, elect to have the obligations of RCI (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series. We refer to this discharge of obligations as “defeasance”. Defeasance means that RCI (and any such guarantors) will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding debt securities and to have satisfied its other obligations under the indenture with respect to those debt securities, except for (i) the rights of holders of such outstanding debt securities to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) RCI’s obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of additional amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) RCI’s obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) to the extent applicable, RCI’s right of redemption in the event of additional amounts becoming payable under certain circumstances.

In addition, RCI may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture (including those described in “— Mergers, Amalgamations and Sales of Assets by RCI”) and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such prospectus supplement) (“covenant defeasance”) and any omission to comply with such obligations thereafter shall not constitute a default or an event of default with respect to that series of debt securities.

In order to exercise either defeasance or covenant defeasance, (i) RCI must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain government obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the stated maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) RCI must comply with certain other conditions.

Modification and Waiver

Modifications and amendments to the base indentures, including to any supplemental indenture relating to a series of debt securities, or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee, and will be made by the trustee on the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the stated maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the base indenture or the supplemental indenture applicable to such series or to waive certain defaults; or (iii) modify any of the provisions relating to the modification or amendment of the base indenture or the particular terms and conditions of such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past defaults, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the base indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

In addition, modifications and amendments to the base indentures or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the indenture.

Any modification or amendment to the indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI’s compliance with certain covenants and other provisions of the base indenture that apply to such series of debt securities and the supplemental indenture applicable to such series, including any existing default or event of default and its consequences under the base indenture and such supplemental indenture other than a default or event of default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, except as required by law, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. None of RCI, the trustee for the debt securities or any paying agent or registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security representing the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name. Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. A global security for a series of debt securities will also be exchangeable for definitive debt securities in the event that an Event of Default in respect of such series shall occur and be continuing. If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name.

Concerning the Trustee

The Bank of New York Mellon is the trustee under the base indentures.

Governing Law

The base indentures, any supplemental indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since substantially all of the assets of RCI are located outside the United States, any judgment obtained in the United States against RCI, including judgments with respect to the payment of principal or redemption price on the debt securities, may not be collectible within the United States. RCI has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that, under the laws of the Province of Ontario and the federal laws of Canada applicable in that province (collectively, “Applicable Laws”), a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against RCI with respect to a claim arising out of the indenture and the debt securities (a “New York Judgment”), without reconsideration of the merits (a) provided that (i) an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and (b) subject to the following defenses: (i) that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) that the New York Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition

Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or (iv) that the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York.

Consent to Jurisdiction and Service

RCI has appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as its agent for service of process in any suit, action or proceeding with respect to the base indentures, including any supplemental indentures thereto or the debt securities issued thereunder, and for actions brought under federal or state laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

DESCRIPTION OF PREFERRED SHARES AS A CLASS

The following describes certain special rights, privileges, restrictions and conditions attaching to the preferred shares of RCI as a class. The particular rights, privileges, restrictions and conditions attaching to a series of preferred shares offered by a prospectus supplement, and to the extent to which the special rights, privileges, restrictions and conditions described below may apply thereto, will be described in such prospectus supplement. Accordingly, for a description of the terms of a particular issue of preferred shares, reference must be made to both the applicable prospectus supplement and to the following description. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information. The following does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, RCI’s articles. RCI’s articles, and not this description, will define the rights of holders of preferred shares. In this description, the term “RCI” refer to Rogers Communications Inc. and not any of its subsidiaries.

Subject to certain limitations, the board of directors of RCI may, from time to time, issue preferred shares in one or more series and may, before such issuance, fix the number of shares in such series in accordance with the Business Corporations Act (British Columbia) and may, subject to the limitations set out in RCI’s articles and the Business Corporations Act (British Columbia), determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series.

In accordance with RCI’s articles, the preferred shares of each series shall participate rateably in respect of accumulated dividends, if any, if any fixed cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their terms, and shall be entitled to preference over the Class A Voting Shares and the Class B Non-Voting Shares of RCI and over any other shares ranking junior to the preferred shares with respect to priority in payment of fixed dividends, if any.

The board of directors of RCI may not attach any right, privilege, restriction or condition to any series of preferred shares that entitles, or would entitle the holder or holders of such preferred shares of any such series, to vote at any general meeting of RCI, and the preferred shares of any such series shall have no right to vote at any general meeting of RCI.

EARNINGS COVERAGE

The information presented below is historical and does not give effect to (i) the issuance of securities that may be distributed pursuant to this prospectus (since the terms of such securities are not presently known), or (ii) the issuance or repayment of any other financial liabilities that have been issued or repaid subsequent to the periods presented (except, in the case of the pro forma earnings coverage ratios, as set out in pro forma financial statements contained in the Business Acquisition Report). Earnings coverage ratios adjusted to give effect to the issuance of any securities being distributed and to reflect such other adjustments as may be required by applicable Canadian securities law requirements will be presented for the prescribed periods in the applicable prospectus supplement. The earnings coverage ratios set out below do not purport to be indicative of our earnings coverage ratios for any future periods.

Earnings Coverage Ratios

The following earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2022 and June 30, 2023 based on our financial statements for the respective periods, which have been prepared in accordance with IFRS.

	12 Months Ended December 31, 2022	12 Months Ended June 30, 2023
Earnings before borrowing costs and income taxes	$3,757 million	$3,879 million
Borrowing cost requirements(1)	$1,468 million	$1,847 million
Earnings coverage ratio(2)	2.56x	2.10x

(1)	Borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned.
(2)	Earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes, and (ii) our borrowing cost requirements for the applicable period.

The above table should be read together with the Annual Financial Statements and the Interim Financial Statements, each of which is incorporated by reference in the prospectus.

Pro Forma Earnings Coverage Ratios

The following pro forma earnings coverage ratios and associated financial information are based on the historical consolidated financial statements of RCI and Shaw, as adjusted to give pro forma effect to the Shaw Transaction on the basis set out in pro forma financial statements contained in the Business Acquisition Report.

	12 Months Ended December 31, 2022	3 Months Ended March 31, 2023
Pro forma earnings before borrowing costs and income taxes(1)	$3,667 million	$1,074 million
Pro forma borrowing cost requirements(2)	$2,440 million	$742 million
Pro forma earnings coverage ratio(3)	1.50x	1.45x

(1)

Pro forma earnings before borrowing costs and income taxes adjusts earnings before borrowing costs and income taxes to give effect to the Shaw Transaction on the basis provided in the pro forma financial statements in the Business Acquisition Report. Pro forma earnings before borrowing costs and income taxes do not include interest earned.

(2)

Borrowing cost requirements refer to our total finance costs for the applicable period excluding interest earned. Pro forma borrowing cost requirements adjusts borrowing cost requirements to give effect to the Shaw Transaction on the basis provided in the pro forma financial statements in the Business Acquisition Report.

(3)

Pro forma earnings coverage ratio refers to the ratio of (i) our pro forma earnings before borrowing costs and income taxes, and (ii) our pro forma borrowing cost requirements for the applicable period.

The pro forma financial information set out above gives effect to the Shaw Transaction as if it had occurred on January 1, 2022 and is presented for illustrative purposes only. This pro forma financial information is not necessarily indicative of what our financial position or financial performance would have been had the Shaw Transaction been completed on that date. In addition, this pro forma financial information does not purport to be indicative of our earnings coverage ratios for any future periods or to project our future financial position or operating results following the completion of the Shaw Transaction and should not be taken as representative of our future consolidated results of operations or financial position. The actual financial condition and results of operations of the combined company resulting from the amalgamation of RCI and Shaw may differ from the pro forma amounts reflected herein due to a variety of factors and those differences may be material. This pro forma financial information does not reflect, among other things, (i) any cost savings, operating synergies, or revenue enhancements the combined company may achieve after closing the Shaw Transaction, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) any costs associated with the integration of the operations of RCI and Shaw and their respective subsidiaries after closing the Shaw Transaction, or (iii) any adjustments related to the provision of transition or other services related to the Freedom Transaction.

The above table should be read together with the Annual Financial Statements and the Interim Financial Statements, as well as the Business Acquisition Report (including the consolidated financial statements of Shaw and the pro forma financial statements included therein), all of which are incorporated by reference in the prospectus.

RISK FACTORS

An investment in the securities involves risk. Before deciding whether to invest in the securities, you should consider carefully the risks described in this prospectus and the documents incorporated by reference in this prospectus (including subsequent documents incorporated by reference in this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of securities. Discussions of certain risks and uncertainties affecting our business are provided in the Annual Information Form, the Annual MD&A and the Interim MD&A (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference in this prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of British Columbia, Canada and substantially all of our assets are located in Canada. In addition, most of our directors, substantially all of our officers and most of the experts named herein are resident outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers or experts to enforce against them judgments of U.S. courts based upon, among other things, the civil liability provisions of the U.S. federal securities laws. In addition, we have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there may be some doubt whether a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would be enforceable in Ontario. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with the initial filing of this registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a United States court arising out of or related to or concerning the offering of securities under this registration statement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those securities by an investor who is a United States person.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of RCI and have confirmed that they are independent with respect to RCI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulation, and that they are independent accountants with respect to RCI under all relevant U.S. professional and regulatory standards.

The audited consolidated financial statements of Shaw as at and for the years ended August 31, 2022 and August 31, 2021, including the notes thereto, included or incorporated by reference in the Business Acquisition Report and incorporated by reference herein, have been audited by Ernst & Young LLP. Ernst & Young LLP has confirmed that, at the time of their audit, they were independent of Shaw in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the regulations adopted by the U.S. Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Ernst & Young LLP; consent of Davies Ward Phillips & Vineberg LLP; powers of attorney from directors and officers of the registrants; the indentures relating to the debt securities and the statements of eligibility of the trustee on Form T-1.

Rogers Communications Inc.

US$1,100,000,000 7.000% Fixed-to-Fixed Rate Subordinated Notes Due 2055

US$1,000,000,000 7.125% Fixed-to-Fixed Rate Subordinated Notes Due 2055

PROSPECTUS

SUPPLEMENT

February 10, 2025

Joint Book-Running Managers

J.P. Morgan	RBC Capital Markets	Scotiabank	Wells Fargo Securities
BofA Securities	CIBC Capital Markets	Citigroup	TD Securities

Co-Managers

ATB Capital Markets	BMO Capital Markets	Mizuho	MUFG	National Bank of Canada Financial Markets	SMBC Nikko